As filed with the Securities and Exchange Commission on July 1, 2014.

Securities Act Registration No. 333-

Investment Act Registration No. 811-04063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No.____	[ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 62	[X]

CARILLON ACCOUNT
Registrant

AMERITAS LIFE INSURANCE CORP.
Depositor
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

ROBERT G. LANGE
Vice President, General Counsel & Assistant Secretary, Individual
Ameritas Life Insurance Corp.
5900 "O" Street
Lincoln, Nebraska 68510
402-467-1122

Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

Title of Securities Being Registered: Securities of Unit Investment Trust
"VA II and VA II SA" Flexible Premium Deferred Variable Annuity

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this Registration Statement for the purpose of registering interests under VA II and VA II SA variable annuity contracts ("Contracts") on a new Form N-4.  Interests under the Contracts were previously registered on Form N-4 (File No. 333-110336) and funded by Carillon Account (File No. 811-04063).  Upon effectiveness of a merger between The Union Central Life Insurance Company ("Union Central Life") with and into Ameritas Life Insurance Corp. ("Ameritas Life"), Ameritas Life became the obligor of the Contracts and Carillon Account was transferred intact to Ameritas Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant no longer files annual post-effective amendments to this Form N-4.

Ameritas Life Insurance Corp.

("Ameritas Life")

Carillon Account

("Separate Account")

Supplement to:

VA II and VA II SA

Prospectus dated December 31, 2009, as supplemented

Supplement dated July 1, 2014

This supplement describes changes to the Depositor of your VA II and VA II SA Contract.  You should read this information carefully and retain this supplement for future reference together with the Prospectus for your Contract.  (All capitalized terms used but not defined herein have the same meaning as those included in the Prospectus.)

As we previously informed you in a supplement dated February 7, 2014, the Boards of Directors of The Union Central Life Insurance Company (“Union Central Life”) and Ameritas Life Insurance Corp. (“Ameritas Life”) approved an Agreement and Plan of Merger on December 5, 2013 for Union Central Life to merge with and into Ameritas Life (the "Merger").  The Merger also was approved by the Nebraska Department of Insurance, the domicile state of both companies.  As a result of the Merger, effective on July 1, 2014, Ameritas Life assumed legal ownership of all the assets of the Carillon Account, as well as the general account assets of Union Central Life, and became directly liable for Union Central’s obligations with respect to outstanding contracts.  Ameritas Life is amending the prospectus for the VA II and VA II SA Contracts (the "Contracts") for the purpose of providing information regarding the Merger.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.  You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life.

IN 1814  7-14

Prospectus Updates

1.       All references to "The Union Central Life Insurance Company" or "Union Central Life," are replaced with "Ameritas Life Insurance Corp." or "Ameritas Life."  The terms "we," "us," "our" and "Company" also are used to describe Ameritas Life.

2.       Contact information for Ameritas Life is as follows:

Ameritas Life Insurance Corp.

Service Center

P.O. Box 82550

Lincoln, Nebraska 68501

or

5900 "O" Street

Lincoln, Nebraska 68510

Telephone: 1-800-745-1112

Fax: 1-402-467-7335

Interfund Transfer Request Fax: 1-402-467-7923

ameritas.com

3.       The following replaces the paragraphs and heading "The Union Central Life Insurance Company and Carillon Account" in the prospectus:

AMERITAS LIFE INSURANCE CORP. AND CARILLON ACCOUNT

AMERITAS LIFE INSURANCE CORP.

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life’s assets, and became directly liable for Union Central Life’s liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Contracts are now Contracts of Ameritas Life, which will service and maintain them in accordance with their terms.  The merger did not affect any provisions of, or rights or obligations under, the Contracts.  As a result of the merger, the Carillon Account became a separate account of Ameritas Life.

CARILLON ACCOUNT

The Carillon Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Carillon Account.

The Carillon Account was established on February 6, 1984, as a segregated investment account.  On July 1, 2014, Union Central Life merged with and into Ameritas Life, so that Ameritas Life is now the depositor of the Carillon Account.  The Carillon Account survived the merger intact.

IN 1814  7-14

Although the assets of Carillon Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations.  Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Account are credited to or charged against the assets of Carillon Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct.  Therefore, the investment performance of Carillon Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

4.  The following replaces the section “Financial Statements” appearing in the prospectus:

                FINANCIAL STATEMENTS

The audited financial statements of Carillon Account and the audited financial statements of Ameritas Life, the audited financial statements of Union Central Life, the audited financial statements of Acacia Life Insurance Company, and the unaudited pro forma financial data of Ameritas Life reflecting the Merger on a pro forma basis are included in the Statement of Additional Information.   To request a free copy of the Statement of Additional Information, write or call us using the contact information provided herein.

If you have any questions regarding the Merger, please contact us at P.O. Box 82550, Lincoln, NE  68501, 1-800-745-1112.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1814  7-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

Carillon Account

("Separate Accounts")

Supplement to:

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

VA I and VA II and VA II SA

Prospectuses Dated December 31, 2009

Supplement Dated May 1, 2014

1.       Subaccount underlying portfolios available as variable investment options for your Policy are:

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
The Alger Portfolios	Fred Alger Management, Inc.
Alger Capital Appreciation Portfolio, Class I-2	Long-term capital appreciation.
Alger Mid Cap Growth Portfolio, Class I-2	Long-term capital appreciation.
American Century Investments	American Century Investment Management, Inc.
American Century VP Income & Growth Fund, Class I	Capital growth; income is secondary.
American Century VP Mid Cap Value Fund, Class I	Long-term capital growth; income is secondary.
American Century VP Value Fund, Class I	Long-term capital growth; income is secondary.
Calvert Variable Products, Inc.*	Calvert Investment Management, Inc.
Calvert VP EAFE International Index Portfolio, Class I – World Asset Management, Inc.	Index: MSCI EAFE Index.
Calvert VP Inflation Protected Plus Portfolio – Ameritas Investment Partners, Inc. ("AIP")	Current income.
Calvert VP Investment Grade Bond Index Portfolio – AIP (includes assets merged from Calvert VP Income as of April 30, 2014)	Index: Barclays Capital Aggregate Bond Index.
Calvert VP Nasdaq 100 Index Portfolio – AIP	Index: NASDAQ 100® Index.
Calvert VP Natural Resources Portfolio – AIP	Capital growth.
Calvert VP Russell 2000 Small Cap Index Portfolio, Class I – AIP (includes assets merged from Calvert VP Small Cap Growth as of April 30, 2014)	Index: Russell 2000 Index.
Calvert VP S&P 500 Index Portfolio ** – AIP (includes assets merged from Calvert VP SRI Equity as of April 30, 2014)	Index: S&P 500 Index.
Calvert VP S&P MidCap 400 Index Portfolio, Class I ** – AIP	Index: S&P MidCap 400 Index.
Calvert VP SRI Large Cap Value Portfolio ***	Long-term capital appreciation.
Calvert VP Volatility Managed Moderate Portfolio, Class F – AIP and Milliman	Current income.
Calvert Variable Series, Inc.*	Calvert Investment Management, Inc.
Calvert VP SRI Balanced Portfolio, Class I ***	Income and capital growth.
Columbia Funds Variable Series Trust 2	Columbia Management Investment Advisers, LLC
Columbia Variable Portfolio - Select Smaller-Cap Value Fund, Class 2	Long-term capital appreciation.
Columbia Variable Portfolio - Seligman Global Technology Fund, Class 2	Long-term capital appreciation.
DWS Variable Series I	Deutsche Investment Management Americas Inc.
DWS Capital Growth VIP Portfolio, Class A	Long-term growth of capital.
DWS International VIP Portfolio, Class A	Long-term growth of capital.

IN 1800  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
DWS Variable Series II	Deutsche Investment Management Americas Inc.
DWS Global Growth VIP Portfolio, Class A	Long-term capital growth.
DWS Money Market VIP Portfolio, Class A	Money market, current income.
DWS Small Mid Cap Value VIP Portfolio, Class A	Long-term capital appreciation.
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio **** [1,2]	Long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **** [1,2]	Index: S&P 500® Index. **
Fidelity® VIP High Income Portfolio **** [1,2]	Income and growth.
Fidelity® VIP Mid Cap Portfolio **** [1,2]	Long-term growth.
Subadvisers: (1) FMR Co., Inc. and (2) other investment advisers serve as sub-advisers for the fund.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc.
Templeton Global Bond VIP Fund, Class 2	Current income, consistent with preservation of capital, with capital appreciation as secondary.
ALPS Variable Investors Trust	ALPS Advisors, Inc.
Ibbotson Balanced ETF Asset Allocation Portfolio, Class II – Ibbotson Associates, Inc. ("Ibbotson")	Capital appreciation and some current income.
Ibbotson Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Capital appreciation.
Ibbotson Income and Growth ETF Asset Allocation Portfolio, Class II – Ibbotson	Current income and capital appreciation.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.
Invesco V.I. American Franchise Fund, Series I	Seek capital growth.
Invesco V.I. Global Real Estate Fund, Series I – Invesco Asset Management Limited	Total return through growth of capital and current income.
Invesco V.I. International Growth Fund, Series I	Long-term growth of capital.
MFS® Variable Insurance Trust	Massachusetts Financial Services Company
MFS® Growth Series, Initial Class	Seeks capital appreciation.
MFS® Investors Trust Series, Initial Class	Seeks capital appreciation.
MFS® New Discovery Series, Initial Class	Seeks capital appreciation.
MFS® Research International Series, Initial Class	Seeks capital appreciation.
MFS® Total Return Series, Initial Class	Seeks total return.
MFS® Utilities Series, Initial Class	Seeks total return.
MFS® Variable Insurance Trust II	Massachusetts Financial Services Company
MFS® High Yield Portfolio, Initial Class	Seeks total return.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Guardian Portfolio, Class I – Neuberger Berman ("NB")	Seeks long-term growth of capital; current income is secondary.
Neuberger Berman AMT Mid Cap Intrinsic Value Portfolio, Class I – NB	Seeks growth of capital.
Oppenheimer Variable Account Funds	OFI Global Asset Management, Inc.
Oppenheimer Global Fund/VA, Non-Service Shares – OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer Main Street® Fund/VA, Non-Service Shares – OppenheimerFunds, Inc.	Seeks capital appreciation.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO Low Duration Portfolio, Administrative Class	Seeks maximum total return.
PIMCO Total Return Portfolio, Administrative Class	Seeks maximum total return.
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Seeks long-term capital growth. Income is a secondary objective.

IN 1800  5-14

FUND NAME Portfolio Name – Subadviser(s)	INVESTMENT ADVISER Portfolio Type / Summary of Investment Objective
Third Avenue Variable Series Trust	Third Avenue Management LLC
Third Avenue Value Portfolio	Long-term capital appreciation.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc.
UIF Core Plus Fixed Income Portfolio, Class I	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.
UIF Emerging Markets Equity Portfolio, Class I – Morgan Stanley Investment Management Company and Morgan Stanley Investment Management Limited	Long-term capital appreciation by investing primarily in growth oriented equity securities of issuers in emerging market countries.
UIF U.S. Real Estate Portfolio, Class I	Above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

*

These funds are part of Ameritas Mutual Holding Company ("Ameritas"), the ultimate parent of Union Central Life. The funds’ investment adviser and Ameritas Investment Partners, Inc. are indirect subsidiaries of Ameritas. Calvert Investment Distributors, Inc., the underwriter for these funds, is also an indirect subsidiary of Ameritas.

**

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The Product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Product. The Statement of Additional Information sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P as set forth in the Licensing Agreement between us and S&P.

***	Sustainable and Responsible Investment ("SRI")
****	The "Initial Class" of these portfolios are available for Excel Choice and Excel Executive Edge and "Service Class 2" portfolios are available for VA I, VA II and VA II SA.

2.     Please see the fund prospectuses for more information about subaccount underlying portfolios, including portfolio operating expenses for the year ended December 31, 2013.

3.     The sixth bullet of the Asset Allocation Program section is revised to read as follows:

If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Policy.  You will be required to communicate with the Service Center if you wish to make a transfer or trade.  The Service Center will communicate that your election to execute a trade will result in the discontinuance of the Program for your Policy prior to you being able to execute any telephone transaction.

4.     Union Central Life has voluntarily withdrawn its license in New York effective September 30, 2013.  Although Union Central Life no longer issues new insurance business in New York, existing policies continue to be serviced by Union Central Life pursuant to an official Plan approved by the New York Department of Financial Services as provided for under New York insurance laws and regulations.

5.     The Legal Proceedings section in your prospectus is deleted and replaced with the following:

Legal Proceedings

We and our subsidiaries, like other life insurance companies, are subject to regulatory and legal proceedings in the ordinary course of our business.  Certain of the proceedings we are involved in assert claims for substantial amounts.  While it is not possible to predict with certainty the ultimate outcome of any pending or future case, legal proceeding or regulatory action, we do not expect the ultimate result of any of these actions to result in a material adverse effect on the Separate Account, our ability to meet our obligations under the Policies, or AIC's ability to perform its obligations.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on any or all of the above.

6.     APPENDIX B – ILLUSTRATIONS is hereby deleted from the Excel Choice and Excel Executive Edge prospectuses.

All other provisions of your Contract remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable contract.

IN 1800  5-14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Life Account

Carillon Account

("Separate Accounts")

Supplement to:

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

Excel Accumulator

Prospectus Dated May 1, 2008

VA I and VA II and VA II SA

Prospectuses Dated December 31, 2009

Excel Performance VUL

Prospectus Dated May 1, 2010

Advantage VA III

Prospectus Dated May 1, 2012

Supplement Dated February 7, 2014

The Boards of Directors of Union Central Life and Ameritas Life Insurance Corp. ("Ameritas Life") approved an Agreement and Plan of Merger on December 5, 2013 ("Agreement").  Pursuant to the Agreement, Union Central Life will merge with and into Ameritas Life on or about July 1, 2014 (the "Merger").  Union Central Life is currently a wholly-owned subsidiary of Ameritas Life and both companies are indirect, wholly-owned subsidiaries of Ameritas Mutual Holding Company.

The Merger also has been approved by the Nebraska Department of Insurance, the domicile state of both companies.

When the Merger becomes effective, Ameritas Life will assume legal ownership of all the assets of the Carillon Account and the Carillon Life Account, as well as the general account assets of Union Central Life, and become directly liable for Union Central Life’s obligations with respect to outstanding contracts.  The owner of each Union Central Life variable life insurance and variable annuity contract (the “Contracts”) will become a contract owner of Ameritas Life by operation of law.  Ameritas Life will become directly liable for Union Central Life’s obligations with respect to the Contracts then outstanding.  Ameritas Life’s contractual obligations to you will be identical to those obligations that Union Central Life currently has to you.

The Merger will not affect the terms of, or the rights and obligations under, the Contracts, other than to reflect the change to the company that provides your Contract benefits from Union Central Life to Ameritas Life.

You will receive a contract endorsement from Ameritas Life reflecting the change from Union Central Life to Ameritas Life. In addition, new registration statements will be filed with the Securities and Exchange Commission changing the depositor of your Contract to Ameritas Life, and updated information will be sent to all former Union Central Life contract owners after the Merger becomes effective.

All other Contract provisions remain as stated in the policies and prospectuses, as previously supplemented.

Please retain this supplement with the current prospectus for your variable Contract.

IN 1775 2/14

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

 ("Separate Account")

Supplement to:

VA I and VA II and VA II SA

Prospectuses Dated December 31, 2009

and Statement of Additional Information

Supplement Dated May 1, 2013

1.     Ameritas Investment Partners, Inc. was named Summit Investment Advisors, Inc. prior to May 1, 2013.  All references to Summit Investment Advisors, Inc. in your prospectus and Statement of Additional Information are changed to Ameritas Investment Partners, Inc. to reflect the name change.

2.     The disclosure relating to model performance in the Asset Allocation Program section of the prospectus is revised to state that performance of each model is updated monthly on our website.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN1715  5/13

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

Carillon Life Account

("Separate Accounts")

Supplement to:

Excel Performance VUL

Prospectus Dated May 1, 2010

VA I and VA II SA and VA II

Prospectuses Dated December 31, 2009

Excel Accumulator

Prospectus Dated May 1, 2008

Excel Choice and Excel Executive Edge

Prospectuses Dated November 5, 2007

and Statements of Additional Information

Supplement Dated May 2, 2012

On May 2, 2012, the members of UNIFI ® Mutual Holding Company ("UNIFI ®") approved an amendment to change the company's name to "Ameritas Mutual Holding Company."  Therefore, all references to UNIFI ® Mutual Holding Company in your prospectus, supplements, and Statement of Additional Information are changed to Ameritas Mutual Holding Company.  The short cite for the new company name is "Ameritas;" therefore, all references to UNIFI ® are changed to Ameritas.

All other provisions of your Policy remain as stated in your Policy, prospectus, supplements, and Statement of Additional Information.

Please retain this supplement with the current prospectus for your variable policy.

IN1674  5/12

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

 ("Separate Account")

Supplement to:

VA I and VA II SA and VA II

Prospectuses Dated December 31, 2009

and Statement of Additional Information

Supplement Dated May 1, 2012

1.     The Asset Allocation Program section of the prospectus is revised as follows:

a.     The following sentences are added at the end of the first paragraph:

We also obtain research and business support services relating to models from unaffiliated consultants.  We pay for these consultant services, at no additional cost to Policy Owners.

b.     In the Potential Conflicts of Interest first paragraph, the fourth sentence is deleted and replaced with the following:

We may receive fees for administrative services from other portfolios in the models.

2.     The SAI ASSET ALLOCATION PROGRAM text is revised as follows:

a.     In The  Asset Allocation Program Models section, the first two sentences are deleted and replaced with the following:

Development of the Program models is a multi-step process.  First, we obtain research relating to models from an unaffiliated firm, then an optimization analysis is performed to determine the breakdown of asset classes.

b.     In the Potential Conflicts of Interest paragraph, the sentence, "We and AIC may receive revenue sharing from other portfolios that are available as investment options or distribution fees." is deleted and replaced with the following:

We may receive revenue sharing from other portfolios that are available as investment options or distribution fees.

3.    In the Distribution of the Contracts section, the last paragraph, discussing 12b-1 fees is deleted.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN1667  5/12

The Union Central Life Insurance Company

("Union Central Life")

Carillon Account

 ("Separate Account")

Supplement to:

VA I and VA II SA and VA II

Prospectuses Dated December 31, 2009

and Statement of Additional Information

Supplement Dated May 1, 2011

1.    In the Asset Allocation Program section of the prospectus, the reference to "AIC's Form ADV Part II" is deleted and replaced with "AIC's Form ADV Part 2A, Appendix 1."

2.    In the Asset Allocation Program section of the prospectus and in the SAI, the name of our affiliate, which is the adviser of the Calvert Funds, is changed to Calvert Investment Management, Inc. (named Calvert Asset Management Company, Inc. prior to April 30, 2011).  References to Calvert Investment Management, Inc. are revised to use the short cite "CIM."

3.    The SAI ASSET ALLOCATION PROGRAM text is revised as follows:

        a.    In the Asset Allocation Program Models section, the sentence "First, SIA performs an optimization analysis to determine the breakdown of asset classes." is deleted and replaced with the following:

                First, an optimization analysis is performed to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations.

b.     In the second paragraph of the Periodic Updates of the Models and Notices of Updates section, the sentence "This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing)." is deleted and replaced with the following:

This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model when your next automatic quarterly rebalancing occurs.

c.      In the first paragraph on Potential Conflicts of Interest, the sentence "SIA analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection, allocation weighting, and periodic updates regarding portfolios in the models." is deleted and replaced by the following:

Summit analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection of specific funds and periodic updates regarding portfolios in the models.  In developing these recommendations, Summit consults with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves.

All other provisions of your Policy remain as stated in your Policy and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable policy.

IN 1611  5/11

THE UNION CENTRAL LIFE INSURANCE COMPANY

("Union Central")

CARILLON ACCOUNT

("Separate Account")

Supplement to:

VA I, VA II and VA II SA

Prospectuses Dated December 31, 2009

Supplement Dated May 1, 2010

1.     The following paragraph is added to your prospectus Separate Account section:

Resolving Material Conflicts  – Underlying Investment Interests

In addition to serving as underlying portfolios to the Subaccounts, the portfolios are available to registered separate accounts of other insurance companies offering variable annuity and variable life insurance contracts.  We do not currently foresee any disadvantages to you resulting from the fund companies selling portfolio shares to fund other products.  However, there is a possibility that a material conflict of interest may arise between Contract Owners and the owners of variable contracts issued by other companies whose values are allocated to one of the portfolios.  Shares of some of the portfolios may also be sold to certain qualified pension and retirement plans qualifying under section 401 of the Internal Revenue Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other contracts (including contracts issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of a material conflict, we will take any necessary steps to resolve the matter, including removing that portfolio as an underlying investment option of the Separate Account.  The Board of Directors of each fund company will monitor events in order to identify any material conflicts that may arise and determine what action, if any, should be taken in response to those events or conflicts.  See the accompanying prospectuses of the portfolios for more information.

Any references to "mixed and shared funding" are deleted from the prospectus.

2.     Any references to IMSA membership are deleted.

3.     The Model Asset Allocation section of your prospectus is deleted and replaced with the following:

Asset Allocation Program

We may offer an asset allocation program using models.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your Contract.  Asset allocation programs using models are intended to match model risk tolerance and investment objectives with the investment options available in your Contract.

To assist you in your selection of an asset allocation model, our Asset Allocation Program (the "Program") uses fund-specific model recommendations developed by our affiliate, Summit Investment Advisors, Inc. ("SIA").  These recommendations are offered to you through an agreement between Union Central and SIA.  The Program consists of five models, ranging from aggressive to conservative.  SIA provides Ameritas Investment Corp. ("AIC"), our majority owned subsidiary, with ongoing recommendations and monitoring of the portfolios that comprise the models.

To participate in the Program:

▪   AIC will serve as your investment adviser fiduciary for the Program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for

IN 1511 5/10

an existing Contract, Accumulation Value) pursuant to the allocations of the model you select.  AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by SIA.  AIC has no discretionary authority to execute any other transfers for your Contract.

▪   You must complete the Asset Allocation questionnaire.

▪   You must allocate all of your Contract's Accumulation Value to one asset allocation model.  We must receive notice of your asset allocation model election by Written Notice before we can begin a Program for you.  Only you can select which model is best for you.  The Asset Allocation questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the Program is best for you, and if so, which model is most suitable.

▪   Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the Program model that you selected.  Such rebalancing will be disclosed in quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.

▪   At least annually, AIC will re-evaluate and may make changes to each investment level model based upon SIA’s recommendations.  When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Contract's Accumulation Value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

▪   If you are currently participating in a Program model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Program and as having cancelled your relationship with AIC for purposes of implementing the Program with your Contract.  For this reason, you will not be able to execute trades online if you participate in the Program.  You will be required to talk to a Service Center representative if you are in the Program, but wish to make a transfer or trade.  The Service Center representative will explain to you, prior to executing any telephone transaction, that your election to execute a trade will result in the discontinuance of the Program for your Contract.

▪   If participation in the Program terminates, including by death of the Owner, Accumulation Value will not be reallocated automatically if the model is changed, and thus will not reflect the most current allocation recommendations.  Any additional premiums received after the death of the Owner will be returned.

Potential Conflicts of Interest

AIC and SIA may be subject to competing interests that have the potential to influence their decision making with regard to the models.  AIC is compensated by us as principal underwriter for the Policies.  SIA is compensated by us for its fund-specific model recommendations, and its ongoing oversight of the available investment options.  We and AIC may receive fees for administrative services from other portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what portfolios should be in the models.  Also, Calvert Variable Products, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Contract.  The Calvert Funds are advised by Calvert Asset Management Company, Inc. ("CAMCO"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit Investment Partners, Inc. ("Summit"), also an affiliate of ours.  CAMCO and Summit are compensated for advisory oversight, subadvisory, and administrative services.  Calvert Fund portfolios may or may not be included in the models.  SIA may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CAMCO and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

There is no additional charge for selecting the Program.  Although asset allocation programs are intended to mitigate investment risk, there is a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Program and more detail about the Program, including more information about conflicts of interest, ask for a copy of the Separate Account's Statement of Additional Information.  More information about AIC’s role as investment adviser for the Program is available on AIC’s Form ADV Part II which is delivered to you at the time you subscribe to the Program.  We may modify or discontinue the Asset Allocation Program at any time.

IN 1511 5/10

4.     The Model Asset Allocation section of your Statement of Additional Information is deleted and replaced with the following:

ASSET ALLOCATION PROGRAM

The Service

Ameritas Investment Corp. ("AIC"), a majority owned subsidiary of Ameritas, has developed several asset allocation models, each based on different profiles of an investor’s willingness to accept investment risk, and provided exclusively through our Policies as the Asset Allocation Program (the "Program").  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the fund-specific model recommendations made by Summit Investment Advisors, Inc. ("SIA"), a registered investment advisor, which, like Ameritas, is wholly owned by AHC and ultimately by UNIFI.  AIC may change the firm it uses, or, as is currently the case, may use no independent firm when developing the models for the Program.

If you choose to subscribe to the Program, AIC will serve as your investment adviser solely for purposes of development of the Program models and periodic updates of the models.

If you choose to subscribe to the Program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Contract value will be rebalanced quarterly consistent with your selected model.

The Asset Allocation Program Models

Development of the Program models is a two-step process.  First, SIA performs an optimization analysis to determine the breakdown of asset classes.  Next, after the asset class exposures are known, a determination is made of how available investment options can be used to implement the asset class level allocations.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  SIA may also choose passively managed index investment options to optimize returns for a given risk profile.  SIA's philosophy on selecting active investment managers centers on choosing experienced managers that add value over time, using a consistent process, and staying on mandate across market cycles.  When selecting investment options, SIA looks for competitive fees, tenured fund management, and total returns that are competitive to their peers.  SIA avoids managers holding "off-mandate" exposures, or other significant portfolio concentrations that could lead to sharp performance deviations.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Accumulation Value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

IN 1511  5/10

Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Program model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

Potential Conflicts of Interest.  AIC and SIA may be subject to competing interests that have the potential to influence decision making with regard to the models.  In addition to its limited role as investment adviser under the Program, AIC is also compensated by us as principal underwriter for the Policies.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Contract.  The Calvert Funds are advised by Calvert Asset Management Company, Inc. ("CAMCO"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit Investment Partners, Inc. ("Summit"), also an affiliate of ours.  CAMCO and Summit are compensated for administrative, advisory and subadvisory services they provide.  Calvert Fund portfolios may or may not be included in the models.  We and AIC may receive revenue sharing from other portfolios that are available as investment options or distribution fees.  AIC may have an incentive to use certain portfolios in the models that provide higher revenue sharing or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  SIA analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection, allocation weighting, and periodic updates regarding portfolios in the models.  Neither AIC nor we dictate to SIA the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). SIA may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CAMCO and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

AIC and we are under no obligation to continue the Program, or any asset allocation program, and have the right to terminate or change such services at any time.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this supplement with the current prospectus for your variable Contract.

IN 1511  5/10

THE UNION CENTRAL LIFE INSURANCE COMPANY

("Union Central")

CARILLON ACCOUNT

("Separate Account")

Supplement to:

VA II and VA II SA Prospectus Dated May 1, 2009,

as previously supplemented May 1, 2009

This Supplement Dated December 31, 2009

This supplement amends certain disclosures contained in the above-referenced prospectus, as previously supplemented, for the Contracts with the same names.  Please keep this supplement together with your prospectus for future reference.

1.       Item 3 of the May 1, 2009 supplement to your prospectus is deleted and replaced with the following:

Union Central relies on the exemption provided by Rule 12h-7 to file reports under the Securities Exchange Act of 1934.

2.       On prospectus page 6, item 2, the VARIABLE ACCOUNT ANNUAL EXPENSES CURRENT CHARGE for the Mortality and Expense Risk Charge is increased (the MAXIMUM CHARGE remains the same as previously stated in your prospectus).  Therefore, the chart for item 2 is deleted and replaced with the following:

CHARGE	MAXIMUM	CURRENT
Mortality and Expense Risk Charge	2.00%	1.30%
Administration Fee	0.25%	0.25%
TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES	2.25%	1.55%

3.       On prospectus page 10, the boxed text under the section titled CHARGES AND OTHER DEDUCTIONS is deleted and replaced with the following:

        We deduct asset-based charges each day at an annual rate of 0.25% for administering the Contracts and Carillon Account and 1.30% for assuming certain mortality and expense risks.  We may increase the mortality and expense risk charge to as much as 2.00%.

4.       On prospectus page 11, under Mortality and Expense Risk Charge, the first sentence of the first paragraph is deleted and replaced with the following:

A "mortality and expense risk" charge will be deducted daily at a rate equal, on an annual basis, to 1.30% of your Contract's accumulation value.

All other provisions of your Contract remain as stated in your Contract and prospectus as previously supplemented.

Please retain this supplement with the current prospectus for your variable contract.

IN 1463  12-09

Home Office:

1876 Waycross Road

Cincinnati, Ohio 45240

Telephone: 1-800-319-6902

PROSPECTUS
"VA II SA" Flexible Premium Deferred Variable Annuity

CARILLON ACCOUNT of THE UNION CENTRAL LIFE INSURANCE COMPANY

This prospectus describes an annuity contract ("the Contract") offered by The Union Central Life Insurance Company ("we" or "us" or "Union Central").  The Contract is a flexible premium deferred variable annuity contract.  The Contract is designed for use in connection with all types of retirement plans.

Your Contract's premiums  may be allocated to any of the Subaccounts of the Carillon Account, our variable annuity separate account.

Carillon Account is divided into "Subaccounts," each of which invests in shares of a single investment portfolio ("Portfolio") of an underlying fund ("Fund").  We will provide you with a prospectus for each Portfolio with this Prospectus. The available Portfolios* consist of:

AIM V.I. Series I	Fidelity® VIP Service Class 2	SUMMIT **
Capital Appreciation	Contrafund®	Summit Balanced Index
Global Real Estate	Equity-Income	Summit Barclays Capital Aggregate Bond Index
International Growth	High Income	Summit EAFE International Index
ALGER AMERICAN Class O	Mid Cap	Summit Inflation Protected Plus
Capital Appreciation	MFS® VIT FUNDS Initial Class	Summit Lifestyle ETF Aggressive
MidCap Growth	Growth	Summit Lifestyle ETF Conservative
AMERICAN CENTURY VP Class I	High Income	Summit Lifestyle ETF Target
Income & Growth	Investors Trust	Summit Nasdaq-100 Index
VP Mid Cap Value	New Discovery	Summit Natural Resources
VP Value	Research International	Summit Russell 2000 Small Cap Index
Calvert Variable series **	Total Return	Summit S&P 500 Index
Ameritas Core Strategies	Utilities	Summit S&P MidCap 400 Index
Ameritas Small Capitalization	NEUBERGER BERMAN AMT Class 1	Summit Zenith
Income	Guardian	T. Rowe Price
Social Equity	Regency	Blue Chip Growth II
DWS VS I Class A	Oppenheimer Non-Service Shares	Third Avenue
Capital Growth VIP	Global Securities/VA	Value
International VIP	Main Street®/VA	UIF Class 1
DWS VS II Class A	PIMCO VIT Administrative	Core Plus Fixed Income
Dreman Small Mid Value VIP	Total Return	Emerging Markets Equity
Global Thematic VIP	Seligman Class 2	U.S. Real Estate
Money Market VIP	Communications & Information
Smaller-Cap Value
* Short cites are used in this list. See "The Funds" section for complete Fund and Portfolio names.
** Affiliates. See note in "The Funds" section.

The value of premiums that you allocate to Carillon Account will vary with the investment performance of the Portfolio(s) you select.  Similarly, the amount of any variable annuity benefit payments will vary with the investment performance of the Portfolio(s) you select.

Additional information about Carillon Account and the Contracts has been filed with the Securities and Exchange Commission ("SEC") in the form of a Statement of Additional Information ("SAI"). The SAI is dated May 1, 2009 and is incorporated herein by reference. The SAI Table of Contents is located on the last page of this prospectus. You may obtain the SAI without charge by writing us at the address given above or by calling the listed telephone number.  Information and reports are also available on the SEC's website at http://www.sec.gov.

The SEC has not approved or disapproved the Contracts.  Neither the SEC nor any state has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please Read This Prospectus Carefully and Retain It for Future Reference.

The date of this prospectus is May 1, 2009

VA II SA - 1

TABLE OF CONTENTS
DEFINITIONS	3
SUMMARY	4
The Contract and the Investment Options	4
Premiums	5
Surrenders	5
Transfers	5
Annuity Benefit Payments	5
Charges	5
SUMMARY OF VARIABLE ACCOUNT EXPENSES	6
FINANCIAL INFORMATION	7
Accumulation Unit Values	7
Financial Statements	7
THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT	7
The Union Central Life Insurance Company	7
Carillon Account	7
The Funds	8
Adding, Deleting, or Substituting Variable Investment Options	10
CHARGES AND OTHER DEDUCTIONS	10
Administration Fees	10
Mortality and Expense Risk Charge	11
Premium Taxes	11
Fund Expenses	11
THE CONTRACT	12
Purchasing a Contract	12
Premiums	12
Crediting of Accumulation Units	12
Value of Accumulation Units	12
Self-Service Access to Information and Services	13
Transfers	14
Special Transfers – Dollar Cost Averaging	16
Portfolio Rebalancing Plan	17
Model Asset Allocation Program	17
Surrenders	18
Personal Income Plan	19
BENEFITS UNDER THE CONTRACT	19
Death Benefits	19
Annuity Benefit Payments	20
Variable Annuity Benefit Payments	21
Fixed Annuity Benefit Payments	21
Annuity Benefit Payment Options	21
GENERAL MATTERS	22
Designation of Beneficiary	22
10-Day Right to Examine Contract	22
Contract Owner's Inquiry	23
Contract Owner's Reports	23
FEDERAL INCOME TAX MATTERS	23
TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS	25
DISTRIBUTION OF THE CONTRACTS	25
VOTING RIGHTS	26
FINANCIAL STATEMENTS	26
LEGAL PROCEEDINGS	26
IMSA	26
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS	26
APPENDIX A - ACCUMULATION UNIT VALUES	27
APPENDIX B - IRA DISCLOSURE STATEMENT	32
APPENDIX C - DISCLAIMERS	42
APPENDIX D - "VA II"	43

VA II SA - 2

This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made.  No dealer, salesman, or other person is authorized to give any information or make any representations in connection with this prospectus, and, if given or made, such other information or representations must not be relied upon.

DEFINITIONS

accumulation unit—A unit of measure used to calculate the value of your Variable Account during the Pay-in Period.

accumulation value—The sum of the values of your Contract's investments in the Subaccounts.

Adjusted Sum of Premium Payments--the amount of your minimum guaranteed death benefit prior to the Maturity Date, in the event that your accumulation value is lower than the amount of premiums you have paid at the time we receive Due Proof of Death.  The Adjusted Sum of Premium Payments is determined as follows:  (1)  as of the day we receive a premium, the sum is increased by the amount of that premium; and (2)  as of the day a partial surrender is made, the sum is decreased by the same proportion as the accumulation value was decreased by that surrender.

Annuitant—A person whose life determines the duration of annuity benefit payments involving life contingencies.

annuity unit—A unit of measure used to calculate variable annuity benefit payments (during the Pay-out Period).

Beneficiary—The person you designate to receive the Contract's death benefit.

Carillon Account—One of our variable annuity separate accounts.  Carillon Account currently is divided into Subaccounts, each of which invests exclusively in one Portfolio of a Fund.

Cash Surrender Value - Your Contract's accumulation value at the end of the valuation period during which we receive a request for total or partial surrender, minus any applicable surrender charges, any applicable annual administration fee and premium taxes not previously deducted.

Contract--The Contract we issue to you.

Contract Date—The date we issue your Contract.

Contract Owner ("You")— the person designated as the owner in the Contract or as subsequently changed.   If a Contract has been absolutely assigned, the assignee is the Contract Owner. A collateral assignee is not a Contract Owner.

Contract Year—A period of 12 consecutive months beginning on the Contract Date or any anniversary thereof.

Due Proof of Death—One of the following:

•         A certified copy of a death certificate;

•         A certified copy of a decree of a court of competent jurisdiction as to the finding of death;

•         A written statement by a medical doctor who attended the deceased; or

•         Any other proof satisfactory to us.

fixed annuity benefit payments—Annuity benefit payments that are fixed in amount throughout the Pay-out Period.

The Funds—Funds, one or more investment Portfolios of which are purchased by Carillon Account.  Currently the Funds are:  AIM Variable Insurance Funds, The Alger American Fund, American Century Investments, Calvert Variable Series, Inc., DWS Variable Series I, DWS Variable Series II, Fidelity® Variable Insurance Products, MFS® Variable Insurance TrustSM, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Funds, PIMCO Variable Insurance Trust, Seligman Portfolios, Inc., Summit Mutual Funds, Inc., T. Rowe Price Equity Series, Inc., Third Avenue Variable Series Trust, and The Universal Institutional Funds, Inc..

Investment Options—The Subaccounts of Carillon Account, which are listed on a chart beginning on page 8.

VA II SA - 3

Maturity Date—The date on which the Pay-out Period commences (i.e.,  when you stop making premium payments to us and we start making annuity benefit payments to you).

Nonqualified Contracts—Contracts that do not qualify for special federal income tax treatment.

Pay-in Period—The period during which you may make payments to us and accumulate Contract values (referred to in the Contract as the "Accumulation Period").  The Pay-in Period commences on the Contract Date and lasts until the Maturity Date.

Pay-out Period—The period after the Maturity Date during which we make annuity benefit payments to you (referred to in the Contract as the "Annuity Period").

Portfolio—A separate investment Portfolio of one of the Funds.

Qualified Contracts—Contracts issued in connection with plans that qualify for special federal income tax treatment.

Subaccount—A part of Carillon Account. Each Subaccount invests exclusively in shares of a different Portfolio.

variable annuity benefit payments—Annuity benefit payments that vary in amount in relation to the investment performance of the Subaccount(s) you select during the Pay-Out Period.

SUMMARY

THE CONTRACT AND THE INVESTMENT OPTIONS

The Contract is designed and offered to aid in the accumulation of funds on a tax-deferred basis for retirement in connection with a broad range of retirement plans, including:

•         plans established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended ("H.R. 10 plans");

•         qualified employee pension and profit-sharing trusts or plans described in Section 401(a) and tax-exempt under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code");

•         qualified annuity plans described in Section 403(a) of the Code;

•         annuity purchase plans adopted by public school systems and certain tax-exempt organizations under Section 403(b) of the Code, although loans are not available and you should consult with your adviser about whether that affects your decision to purchase this Contract;

•         Individual Retirement Annuities purchased by or on behalf of individuals pursuant to Sections 408 (Regular and Simple IRAs) and 408A (Roth IRA) of the Code;

•         government deferred compensation plans pursuant to Section 457 of the Code;

•         other qualified plans; and

•         nonqualified plans.

Qualified plans provide special tax treatment to participating employees and self-employed individuals and their beneficiaries.  While the Contract provides many benefits when used with a qualified plan, you should know that the Contract provides no additional benefit with regard to tax deferral.

You may allocate your Contract's accumulation value among the Contract's Investment Options, which are listed on a chart beginning on page 8.

Your Contract's accumulation value will vary according to the investment experience of the Portfolio(s) you select. Similarly, the dollar amount of variable annuity benefit payments will vary according to the investment experience of the Portfolio(s) selected. You bear the entire investment risk for all amounts you allocate to any of the Investment Options.

VA II SA - 4

PREMIUMS

The initial premium must be at least $25,000. Each subsequent premium payment must be at least $25 for Qualified Contracts and $50 for Nonqualified Contracts.  You may pay premiums at any time and in any amount, subject to the $25/$50 minimum and a maximum of $10,000 per Contract Year, which we will waive if your total premium deposits in the Contract are less than $10 million dollars.  However, if you pay no premiums for three consecutive Contract Years in New York, then under certain circumstances we may pay you your Contract's accumulation value and cancel your Contract.

SURRENDERS

You may totally or partially surrender your Contract and be paid all or part of its accumulation value at any time during the Pay-in Period (unless your Contract was issued in connection with a plan adopted pursuant to Section 403(b) of the Code).  Under certain circumstances, surrenders may be subject to a 10% tax penalty.  In addition, you may return your Contract for a refund within 10 days after receiving it, or longer where required by state law.

TRANSFERS

During the Pay-in Period, you may transfer your accumulation value among the Subaccounts, subject to the terms and restrictions imposed by the Contract, the Funds and applicable law. Transfers generally must be at least $300.  Up to twelve transfers may be made each Contract Year without charge.  However, a transaction charge (currently $10) is imposed for each transfer in excess of that number.

During the Pay-out Period, you may, once each year, change the Investment Options upon which the amount of your variable annuity benefit payments are calculated by requesting that we transfer annuity reserves among the Portfolios.

ANNUITY BENEFIT PAYMENTS

You can choose among a variety of types of fixed and variable annuity benefit payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and the Contract Owner is still living, the Contract Owner will be treated as the Annuitant.  If the Contract Owner dies before the Maturity Date, then we will pay the Beneficiary a death benefit equal to the greater of:

•         the Contract's accumulation value, or

•         the Adjusted Sum of Premium Payments.

•         If you are a non-natural entity and the annuitant dies, we will pay the Beneficiary.

CHARGES

No sales charge is deducted from your premiums.

We deduct a daily administrative charge at the rate of 0.25% of net assets per year during both the Pay-in and Pay-out Periods.

As compensation for our assumption of mortality and expense risks, we deduct a charge from Carillon Account that is currently 1.20% of net assets per year for your Contract, and will never exceed 2.00% per year.  In accordance with state laws, premium taxes will be deducted from some Contracts.

Each Subaccount's underlying Portfolio has investment advisory fees and expenses.  They are described in each Fund's prospectus.  A Portfolio's fees and expenses are not deducted from your Contract value.  Instead, they are reflected in the daily value of Portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts.  These fees and expenses help to pay the Portfolio's investment advisory and operating expenses.

VA II SA - 5

SUMMARY OF VARIABLE ACCOUNT EXPENSES

The following charts and tables describe the fees and expenses that you will pay when buying, owning, and surrendering your Contract.

1.  CONTRACT OWNER TRANSACTION EXPENSES (the fees and expenses that you will pay at the time that you buy your Contract, surrender your Contract, or transfer among investment options.

• SALES LOAD IMPOSED ON PURCHASES(as a percentage of purchase payments)	None
• MAXIMUM TRANSFER FEE	$15
During the Pay-in Period, up to twelve transfers may be made each Contract Year without charge. The current charge for transfers is $10.
• STATE PREMIUM TAXES (rates vary by state) [1]	0% to 3.5%

2.  PERIODIC EXPENSES  (the fees and expenses that you will pay periodically while you own your Contract, not including Portfolio fees and expenses)

VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average account value)

CHARGE	MAXIMUM	CURRENT
Mortality and Expense Risk Charge	2.00%	1.20%
Administration Fee	0.25%	0.25%
TOTAL VARIABLE ACCOUNT ANNUAL EXPENSES	2.25%	1.45%

3.  UNDERLYING FUND EXPENSES  (The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract.  The fees and expenses shown, before and after any contractual waivers or reductions in effect through at least April 30, 2009, are for the fiscal year ended December 31, 2008.  They include management fees, 12b-1 fees, and other expenses.  Expenses of the Portfolios may be higher in the future.  More detail concerning each Fund's fees and expenses is contained in each Fund's prospectus.)

TOTAL ANNUAL FUND OPERATING EXPENSES	MINIMUM	MAXIMUM
Before any Contractual Waivers or Reimbursements	0.46%	5.78%
After any Contractual Waivers or Reimbursements	0.38%	1.62%

Class 12b-1 shares of certain Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows Funds to pay fees out of Fund assets to those who sell and distribute Fund shares.  In addition to 12b-1 fees, we receive from some of our participating investment advisers annual revenue sharing of between 0.05% and 0.25% of subaccount assets for providing various shareholder support and marketing services.

4.  The Example that follows is intended to help you compare the cost of investing in your Contract with the cost of investing in other variable annuity contracts.  These costs include maximum Contract Owner transaction expenses, Contract fees, and variable account annual expenses.  The Example assumes that you invest $10,000 in your Contract for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Funds.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	If you surrender, annuitize or do not surrender your Contract at the end of the applicable time period:
EXAMPLE	1 Yr	3 Yr	5 Yr	10 Yr
Maximum Contract Expenses (1)	$791	$2,301	$3,722	$6,913
Minimum Contract Expenses (2)	$186	$576	$990	$2,148

(1)           Maximum Contract Expense Fees.  This example assumes maximum charges of 2.25% for Variable Account annual expenses plus the maximum fees and expenses before any waivers or reductions of any of the Portfolio companies (5.78%).

(2)           Minimum Contract Expense Fees.  This example assumes current charges of 1.45% for Variable Account annual expenses plus the minimum fees and expenses after any waivers or reductions of any of the Portfolio companies (0.38%).

1 Tax rates and timing of payment vary by state and may change.  Currently we do not charge for state taxes other than premium taxes, although we reserve the right to levy charges for taxes or other economic burdens in the future.

VA II SA - 6

FINANCIAL INFORMATION

ACCUMULATION UNIT VALUES

We provide accumulation unit value history for each of the Variable Account variable investment options in Appendix A to this prospectus.

FINANCIAL STATEMENTS

Financial statements of the Subaccounts of the Variable Account ("Separate Account") and our company are included in the Statement of Additional Information ("SAI") for the Carillon Account.  To learn how to get a copy of the SAI, see the front page of this prospectus.

THE UNION CENTRAL LIFE INSURANCE COMPANY AND CARILLON ACCOUNT

Union Central is an Ohio life insurance company.

THE UNION CENTRAL LIFE INSURANCE COMPANY

The Union Central Life Insurance Company, 1876 Waycross Road, Cincinnati, Ohio 45240, is an Ohio stock life insurance company, organized in 1867 under the laws of Ohio. We are primarily engaged in the sale of life and disability insurance and annuities and are currently licensed to operate in all states and the District of Columbia. The Contract is available in all states, subject to certain state variations.

The Union Central Life Insurance Company is an indirect, wholly-owned subsidiary of UNIFI Mutual Holding Company, a Nebraska mutual insurance holding company.

At the February 2009 Board of Directors meeting of The Union Central Life Insurance Company (the "Company"), the Company’s Board, along with the respective Boards of UNIFI Mutual Holding Company, Ameritas Holding Company ("AHC"), and Ameritas Life Insurance Corp. ("Ameritas"), approved a repositioning between the Company and Ameritas whereby AHC will transfer the stock of the Company to Ameritas effective after the approvals of the Ohio Department of Insurance and the Nebraska Department of Insurance.  In connection with the repositioning, the Company will also redomesticate from the State of Ohio to the State of Nebraska.  After the repositioning, the Company will become a wholly owned subsidiary of Ameritas.

Carillon Account is one of our separate accounts.

CARILLON ACCOUNT

Carillon Account is one of our separate accounts.  It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean that the SEC supervises the management or investment practices or policies of Carillon Account.  Our Board of Directors established Carillon Account on February 6, 1984.

Although the assets of Carillon Account belong to us, those assets are held separately from our other assets, and are not chargeable with our liabilities incurred in any other business operations (except to the extent that assets in Carillon Account exceed our liabilities under the variable portion of the Contracts). Accordingly, the income, capital gains, and capital losses incurred on the assets of Carillon Account are credited to or charged against the assets of Carillon Account, without regard to the income, capital gains or capital losses arising out of any other business we may conduct. Therefore, the investment performance of Carillon Account is entirely independent of both the investment performance of our general assets and the performance of any other of our separate accounts.

Each Subaccount of Carillon Account invests in a different Fund Portfolio.

Carillon Account has been divided into Subaccounts, each of which invests in a different Portfolio of the Funds.  We may add additional Subaccounts at our discretion.

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THE FUNDS

The Funds are registered with the SEC.  Such registration does not mean that the SEC supervises the management or investment practices or policies of the Funds.  The assets of each Portfolio are separate from the others and each Portfolio has different investment objectives and policies. As a result, each Portfolio operates independently and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.  Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the Portfolios, which accompany this prospectus.  We are responsible to you for meeting the obligations of the Contract, but we do not guarantee the investment performance of any of the variable investment options'  underlying Portfolios.  We do not make any representations about their future performance.

The Variable Account Subaccount underlying Portfolios listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies.  They are not  publicly traded mutual funds available for direct purchase by you.  There is no assurance the investment objectives will be met.  This information is just a summary for each underlying Portfolio.  You should read the Fund's prospectus for an underlying Portfolio accompanying this prospectus for more information about that Portfolio, including detailed information about the Portfolio’s fees and expenses, investment strategy and investment objective, and potential risks such as those related to mixed and shared funding for Portfolios that are also offered through variable life insurance policies and qualified pension and retirement plans.

The Portfolios that are available through the Contract and their investment advisers are:

FUND NAME Portfolio Name	INVESTMENT ADVISER Portfolio Type / Summary of Investment Strategy
AIM Variable Insurance Funds	Invesco Aim Advisors, Inc.
AIM V.I. Capital Appreciation Fund, Series I –	Growth of capital.
AIM V.I. Global Real Estate Fund, Series I –	High total return through growth of capital and current income.
AIM V.I. International Growth Fund, Series I –	Long-term growth of capital.

– Subadvisers: Invesco TrimarkLtd.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

The Alger American Fund	Fred Alger Management, Inc.
Alger American Capital Appreciation Portfolio, Class O	Long-term capital appreciation.
Alger American MidCap Growth Portfolio, Class O	Long-term capital appreciation.
American Century Investments	American Century Investment Management, Inc.
American Century VP Income & Growth Fund, Class I	Capital growth; income is secondary.
American Century VP Mid Cap Value Fund, Class I	Long-term capital growth; income is secondary.
American Century VP Value Fund, Class I	Long-term capital growth; income is secondary.
Calvert Variable Series, Inc.*	Calvert Asset Management Company, Inc.
Ameritas Core Strategies Portfolio – Thornburg Investment Management, Inc.	Long-term capital appreciation; current income is secondary.
Income Portfolio	Long-term income.
Ameritas Small Capitalization Portfolio – Eagle Asset Management, Inc.	Long-term capital appreciation.
Social Equity Portfolio – Atlanta Capital Management Company, LLC	Capital growth.
DWS Variable Series I	Deutsche Investment Management Americas Inc.
DWS Capital Growth VIP Portfolio, Class A	Long-term capital growth.
DWS International VIP Portfolio, Class A	Long-term capital growth
DWS Variable Series II	Deutsche Investment Management Americas Inc.
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A	Long-term capital growth.
DWS Global Thematic VIP Portfolio, Class A	Long-term capital growth.
DWS Money Market VIP Portfolio, Class A	Money market.
Fidelity® Variable Insurance Products	Fidelity Management & Research Company
Fidelity® VIP Contrafund® Portfolio, Service Class 2 [1,2,3]	Long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio, Service Class 2 [1,2,3]	Index: S&P 500 Index.
Fidelity® VIP High Income Portfolio, Service Class 2 [1,2]	Income and growth.
Fidelity® VIP Mid Cap Portfolio, Service Class 2 [1,2,3]	Long-term growth.

- Subadvisers: (1)Fidelity Research & Analysis Company, Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited; (2) FMR Co., Inc., Fidelity Investments Japan Limited; and (3) Fidelity Management & Research (U.K.) Inc.

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FUND NAME Portfolio Name	INVESTMENT ADVISER Portfolio Type / Summary of Investment Strategy
MFS® Variable Insurance TrustSM	Massachusetts Financial Services Company
MFS® VIT Growth Series, Initial Class	Capital appreciation.
MFS® VIT High Income Series, Initial Class	Total return with emphasis on high income.
MFS® VIT Investors Trust Series, Initial Class	Capital appreciation.
MFS® VIT New Discovery Series, Initial Class	Capital appreciation.
MFS® VIT Research International Series, Initial Class	Capital appreciation.
MFS® VIT Total Return Series, Initial Class	Total return.
MFS® VIT Utilities Series, Initial Class	Total return.
Neuberger Berman Advisers Management Trust	Neuberger Berman Management LLC
Neuberger Berman AMT Guardian Portfolio, Class I	Long-term capital growth; income is secondary.
Neuberger Berman AMT Regency Portfolio, Class I	Capital growth.
Oppenheimer Variable Account Funds	OppenheimerFunds, Inc.
Oppenheimer Global Securities Fund/VA, Non-Service Shares	Long-term capital appreciation.
Oppenheimer Main Street® Fund/VA, Non-Service Shares	Total return.
PIMCO Variable Insurance Trust	Pacific Investment Management Company LLC
PIMCO Total Return Portfolio, Administrative Class	Total return.
Seligman Portfolios, Inc.	J. & W. Seligman & Co. Incorporated
Seligman Communications and Information Portfolio, Class 2	Long-term capital appreciation.
Seligman Smaller-Cap Value Portfolio, Class 2	Long-term capital appreciation.
Summit Mutual Funds, Inc.*	Calvert Asset Management Company, Inc.
Summit Balanced Index Portfolio – Summit Investment Partners, Inc. ("Summit")	Index: 60% S&P 500 Index; 40% Barclays Capital Aggregate Bond Index.
Summit Barclays Capital Aggregate Bond Index Portfolio – Summit	Index: Barclays Capital Aggregate Bond Index.
Summit EAFE International Index Portfolio, Class I – World Asset Management, Inc.	Index: MSCI EAFE Index.
Summit Inflation Protected Plus Portfolio – Summit	Current income.
Summit Lifestyle ETF Market Strategy Aggressive Portfolio – Summit	Capital growth; investment income is secondary.
Summit Lifestyle ETF Market Strategy Conservative Portfolio – Summit	Capital growth; investment income is secondary.
Summit Lifestyle ETF Market Strategy Target Portfolio – Summit	Capital growth; investment income is secondary.
Summit Nasdaq-100 Index Portfolio – Summit	Index: NASDAQ-100 Index.
Summit Natural Resources Portfolio – Summit	Capital growth.
Summit Russell 2000 Small Cap Index Portfolio, Class I – Summit	Index: Russell 2000 Index.
Summit S&P 500 Index Portfolio – Summit	Index: S&P 500 Index.
Summit S&P MidCap 400 Index Portfolio, Class I – Summit	Index: S&P MidCap 400 Index.
Summit Zenith Portfolio – No subadviser	Long-term capital appreciation; current income is secondary.
T. Rowe Price Equity Series, Inc.	T. Rowe Price Associates, Inc.
T. Rowe Price Blue Chip Growth Portfolio-II	Long-term capital growth and income.
Third Avenue Variable Series Trust	Third Avenue Management LLC
Third Avenue Value Portfolio	Long-term capital appreciation.
The Universal Institutional Funds, Inc.	Morgan Stanley Investment Management Inc., which does business as Van Kampen
UIF Core Plus Fixed Income Portfolio, Class I	Above average total return over a market cycle of three to five years.
UIF Emerging Markets Equity Portfolio, Class I	Long-term capital appreciation.
UIF U. S. Real Estate Portfolio, Class I	Above average current income and long-term capital appreciation.

* The Fund, its investment adviser and Summit are part of the UNIFI Mutual Holding Company ("UNIFI"), the ultimate parent of Union Central.  Also, Calvert Distributors, Inc., an indirect subsidiary of UNIFI, is the underwriter for the Funds.

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Portfolio performance is NOT guaranteed.

There is no assurance that any Portfolio will achieve its stated objective.   Additional information about the investment objectives and policies of the Portfolios can be found in the current Fund prospectuses delivered to you with this prospectus. You should read the Fund prospectuses carefully before making any decision about the allocation of your premiums to a particular Subaccount of Carillon Account.

An investment in money market funds is neither insured nor guaranteed by the U.S. Government.  There can be no assurance that the funds will be able to maintain a stable net asset value of $1.00 per share. Notwithstanding the preceding statements, Owners will be guaranteed to receive $1.00 net asset value for amounts they had invested in the money market account as of September 19, 2008, subject to the terms of the U.S. Treasury's Temporary Guarantee Program for Money Market Funds (the "Program").  The Program is currently set to expire on September 18, 2009.

We may add, delete or modify the Portfolios available under the Contract.

ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS

We do not control the Subaccounts'  underlying Portfolios, so we cannot guarantee that any of the Portfolios will always be available.

We retain the right to change the investments of the Variable Account, and to eliminate the shares of any Subaccount’s underlying Portfolio and substitute shares of another series Fund Portfolio, if the shares of an underlying Portfolio are no longer available for investment or if, in our judgment, investment in the Portfolio would be inappropriate in view of the purposes of the Variable Account.  We may add new Variable Account underlying Portfolios, or eliminate existing underlying Portfolios, when, in our sole discretion, conditions warrant a change.  In all of these situations, we will receive any necessary SEC and state approval before making any such change.

Our Variable Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts.  To the extent permitted by law, we also may transfer assets of the Variable Account to other accounts.  Where permitted by applicable law, we reserve the right to remove, combine or add Subaccounts.  Subaccounts may be closed to new or subsequent premium payments, transfers or premium allocations.  We will receive any necessary SEC and state approval before making any of these changes.

We will notify you of any changes to the variable investment options.

CHARGES AND OTHER DEDUCTIONS

We deduct asset-based charges each day at an annual rate of 0.25% for administering the Contracts and Carillon Account and 1.20% for assuming certain mortality and expense risks. We may increase the mortality and expense risk charge to as much as 2.00%.

ADMINISTRATION FEES

We deduct a daily administrative expense charge at an annual rate of 0.25% of your Contract's accumulation value to help defray our expenses of administering Carillon Account and the Contract. This deduction is guaranteed not to increase over the life of the Contract.

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MORTALITY AND EXPENSE RISK CHARGE

A "mortality and expense risk" charge will be deducted daily at a rate equal, on an annual basis, to 1.20% of your Contract's accumulation value. This charge may increase but we guarantee that it will never be more than 2.00%.

The mortality risk arises from our guarantees to make annuity benefit payments in accordance with the annuity tables in the Contract, regardless of how long the Annuitant lives and regardless of any improvement in life expectancy generally. This relieves Annuitants of the risk that they might outlive the funds that have been accumulated for retirement. The mortality risk also arises from our guarantee to pay death benefits equal to the Adjusted Sum of Premium Payments paid under the Contract should you die during the Pay-in Period.

Our expense risk arises from the possibility that the amounts realized from the administration fees (which are guaranteed not to increase) will be insufficient to cover our actual administrative and distribution expenses. If these charges are insufficient to cover the expenses, the deficiency will be met from our general corporate funds, including amounts derived from the mortality and expense risk charge.

If amounts derived from the mortality and expense risk charge are insufficient to cover mortality costs and excess expenses, we will bear the loss. If the charge is more than sufficient, we will retain the balance as profit. We currently expect a profit from this charge.

PREMIUM TAXES

We will deduct any premium taxes imposed by state or local law when incurred, which could be:

•         at the Maturity Date,

•         at Annuitization,

•         when a total surrender occurs, or

•         when premiums are paid.

(We do not currently deduct premium taxes on a total surrender or when premiums are paid.)

If the charge for premium taxes is deducted at the Maturity Date, it will be taken from each Investment Option in the proportion that your interest in the Investment Option bears to the Contract's total accumulation value. If the charge for premium taxes is deducted when premiums are paid, it will be deducted from the premium before the premium has been allocated to the Investment Option(s). Applicable premium tax rates depend upon such factors as your state of residency and the insurance laws and our status in that state when the premium taxes are incurred. Current premium tax rates range from 0 to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

The Funds pay investment advisory fees and other expenses.

FUND EXPENSES

There are deductions from and expenses paid out of the assets of the Funds that are fully described in the Fund prospectuses.

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THE CONTRACT

Minimum premium payments, after the initial premium, are $25 for Qualified Contracts and $50 for Nonqualified Contracts.

PURCHASING A CONTRACT

You can purchase a Contract by completing an application and having it and a premium of at least $25,000 sent to us by one of our registered representatives.  Acceptance of an application is subject to our underwriting rules and we reserve the right to reject any application. We will credit initial premiums accompanied by completed applications to the Contract not later than two business days following receipt. In certain employer retirement plan situations, we will issue your Contract and apply the premiums when they are sent by your employer.  If we cannot credit an initial premium to the Contract within five business days of receipt, then we will return the premium immediately unless the applicant consents to our holding the premium for a longer period.

Subsequent premiums may be made at any time.

PREMIUMS

After the first premium has been paid and accepted, you have flexibility (within the limits of your retirement plan, if any) in determining the size and frequency of subsequent premiums. Each subsequent premium payment must be at least $25 for Qualified Contracts and $50 for Nonqualified Contracts. Premiums may be paid at any time and in any amount, subject only to the $25/$50 minimum and to a maximum of $10,000 per Contract Year. We reserve the right to waive the maximum if your total premium deposits are less than $10 million dollars.

Your premiums will be allocated among the Investment Options in accordance with the instructions specified in your application for the Contract or as you may subsequently change them.  You may allocate any portion of your premiums (subject to a $10 minimum) to any of the Investment Options.  You may change your payment allocation instructions at any time, without charge, by providing us new instructions in a form acceptable to us.

Accumulation units are used to measure the value of your Subaccount allocations.

CREDITING OF ACCUMULATION UNITS

We credit premiums in the form of Accumulation Units. The number of Accumulation Units credited to your Contract is determined by dividing the amount you allocate to each Subaccount by the Accumulation Unit value for the corresponding Subaccount for the Valuation Period during which your premium is received. (In the case of the initial premium, units are credited on the valuation date when we accept the application or on the valuation date when we receive the initial premium, whichever is later.) The value of the Accumulation Units will vary in accordance with investment experience and expenses of the Portfolio in which the Subaccount invests.

During the Pay-in Period, your Contract's accumulation value equals the sum of the Subaccounts credited to your Contract.  The value in a Subaccount equals the number of Accumulation Units credited to that Subaccount times the value of the Accumulation Units for the Subaccount.

The values of accumulation units vary with the performance of corresponding Portfolios. The values of accumulation units are computed at the close of business on each "valuation date."

VALUE OF ACCUMULATION UNITS

The value of Accumulation Units is expected to change every valuation period, and will depend upon the investment performance and expenses of the Portfolio in which each Subaccount invests. The Accumulation Units in each Subaccount are valued separately.

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A valuation period is the period between successive valuation dates, commencing at the close of business of each valuation date and ending at the close of business of the next succeeding valuation date.  A valuation date is each day, Monday through Friday, except:

•         when the New York Stock Exchange is closed (currently, New Year's Day, Martin Luther King, Jr. Day, Washington’s Birthday (observed), Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day (observed)); and

•         any day on which changes in the value of the portfolio securities of a Portfolio will not materially affect the current net asset value of the shares of that Portfolio.

The value of each Accumulation Unit was initially set at $10. Thereafter, the value of an Accumulation Unit for any valuation period equals the value of such a unit as of the immediately preceding valuation period, multiplied by the "Net Investment Factor" for the current valuation period.

The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (A) by (B) and subtracting (C) from the result, where:

(A)  is:

•         the net asset value per Portfolio share held in the Subaccount determined as of the end of the current valuation period; plus

•         the per share amount of any dividend or capital gains distributions made by the Portfolio on shares held in the Subaccount if the "ex-dividend" date occurs during the current valuation period; plus or minus

•         a per share charge or credit for any taxes incurred by or provided for in the Subaccount, which we determine to have resulted from the maintenance of the Subaccount (we do not believe that currently any taxes are incurred by Carillon Account); and

(B)  is:

•         the net asset value per Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period (adjusted for an "ex-dividend"); plus or minus

•         the per share charge or credit for any taxes provided for during the immediately preceding valuation period; and

(C)  is:

•         a factor representing the daily charges we deduct from Carillon Account for administrative expenses and assumption of the mortality and expense risks under the Contract. The factor is equal to 0.000039442 for a one-day valuation period.

SELF-SERVICE ACCESS TO INFORMATION AND SERVICES

You will be able to review information and request service concerning your Contract by visiting our website, www. unificompanies.com.

You will need your Contract number and taxpayer identification number to establish initial access to our client service system on our website, Service Central.  As part of the initial log in to Service Central, you will create your own unique user identification and password. Once you have logged on to Service Central, you will be able to perform the functions described below (you can also assign these rights to an annuitant):

•         choose electronic delivery of certain future mailings (this feature available only online)

•         check Contract values

•         verify address and Beneficiary information

•         transfer balances among Subaccounts

•         rebalance your Subaccount balances

•         change your allocation of future premiums

•         view statements and correspondence

•         request a statement

•         request service forms

•         change your password

We reserve the right to modify, suspend or discontinue Service Central online at any time and without prior notice.

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During the Pay-in Period, you may make12 free transfers per Contract Year. Additional transfers cost $10 each.

TRANSFERS

During the Pay-in Period, you may make up to twelve free transfers each Contract Year subject to the terms and restrictions imposed by your Contract and the Funds.  There is no maximum on amounts that may be transferred; the minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option. We will impose a transfer fee (currently $10 and guaranteed not to exceed $15) for each transfer in excess of twelve.  If after a transfer the amount remaining in any Investment Option is less than $25, then the entire amount will be transferred instead of the requested amount.

Your transfer requests must be made by written, telephone or electronic instructions, which specify in detail the requested changes.  Transfers will be made based on the Accumulation Unit values at the end of the valuation period during which we receive the transfer request at our Home Office (address and phone number on the first page of this prospectus). If you are participating in the Portfolio Rebalancing Plan and you make transfers without altering your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.

During the Pay-out Period, the Annuitant can change the reserve basis (contract reserves for the specific variable annuity contract involved) for the variable annuity benefit payments he or she is receiving once in each 12 months after the first 12 months.  Such a change in reserve basis for variable annuity benefit payments will result in subsequent annuity benefit payments being based on the investment performance of the Subaccount to which annuity reserves have been transferred.

Certain third parties may offer you asset allocation services for your Contract.  Fees you pay for such asset allocation services are in addition to any Contract charges.  WE DO NOT ENDORSE, APPROVE OR RECOMMEND THESE SERVICES.

Excessive Trading:  Your Contract is a long-term investment and is not designed for frequent transfers of your accumulation value among your Subaccounts.  Frequent or excessive transfers put the Portfolios, Contract Owners, and Beneficiaries at risk.  These risks include:

•         the dilution of interests of long-term investors in a Subaccount if purchases or transfers into or out of a Portfolio are made at prices that do not reflect an accurate value for the Portfolio’s investments;

•         an adverse effect on Portfolio management, such as impeding a Portfolio manager’s ability to sustain an investment objective, causing a Portfolio to maintain a higher level of cash than would otherwise be the case, or causing a Portfolio to liquidate investments prematurely (or at an otherwise inopportune time) to pay partial withdrawals or transfers out of the Portfolio; and

•         increased brokerage and administrative expenses.

The risks and costs are borne by all Contract Owners invested in those Subaccounts, not just those making the transfers.

We have developed policies and procedures with respect to market timing and other transfers (the "Procedures") and we do not make special arrangements or grant exceptions to accommodate market timing or other potentially disruptive or harmful trading.  Do not invest in this Contract if you intend to conduct market timing or other potentially disruptive trading.

Detection.  We employ various means to attempt to detect and deter market timing and disruptive trading.  However, despite our monitoring, we may not be able to detect or stop all harmful trading.  In addition, because other insurance companies and retirement plans with different policies and procedures may invest in the Portfolios, we cannot guarantee that all harmful trading will be detected or that a Portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among the subaccounts of variable products issued by those companies or retirement plans.

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Deterrence.  If we determine that you have engaged in excessive trading, we will take one or more of the following actions:

•         Revoke your privileges to make transfers by telephone and internet;

•         Limit your transfers to those requests made by regular U.S. mail;

•         We reserve the right to impose a fee of up to $15 per transfer.

You will be notified by letter if we determine you have exceeded the number or frequency of transfers allowed, or if we limit your access to transfers to requests made by regular U.S. mail.  We reserve the right to reject any transfer from any Contract Owner we believe has a history of abusive trading or whose trading, in our judgment, has been or may be disruptive to a Portfolio.

Systematic transfers, including our Dollar Cost Averaging, Portfolio Rebalancing or Interest Sweep program will not be counted toward your limit on the number and frequency of transfers.  We will implement transfers requested in writing and sent by U.S. mail first, in the order postmarked, then telephone or Internet requests second, in the order received.

Our ability to detect and deter such transfer activity is limited by our operational and technological systems, as well as by our ability to predict strategies employed by Contract Owners (or those acting on their behalf) to avoid detection.  Accordingly, despite our best efforts, we cannot guarantee that the Procedures will detect or deter frequent or harmful transfers by such Contract Owners or intermediaries acting on their behalf.  Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading.

We apply the Procedures consistently to all Contract Owners without waiver or exception.

Portfolio Frequent Trading Policies.  The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares.  The prospectuses for the Portfolios describe any such policies and procedures.  The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage market timing and other programmed, large, frequent, or short-term transfers.  Contract Owners should be aware that we are contractually obligated to provide Contract Owner transaction data to the underlying Funds and, on receipt of written instructions from the Fund, to restrict or prohibit further transfers or purchases by Contract Owners identified by an underlying Fund.

Omnibus Orders.  Contract Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable insurance contracts.  The omnibus orders reflect the aggregation and netting of multiple orders from individual Contract Owners of variable insurance contracts and individual retirement plan participants.  The omnibus nature of these orders may limit each Portfolio’s ability to apply its respective frequent trading policies and procedures.  We cannot guarantee that the Portfolio will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Portfolios.  These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity.  If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other Contract Owners of Portfolio shares, as well as the Contract Owners of all of the variable annuity or variable life insurance policies whose variable investment options correspond to the affected Portfolios.  In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in market timing and other programmed, large, frequent, or short-term transfers, the Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Administrative Practices Regarding Transfers:  All transfers will be processed to receive the next available price.  If your request arrives at Union Central after the close of regular trading on the New York Stock Exchange, whether the close is at 4:00 p.m. Eastern Time or at some earlier or later hour, your instructions will be processed to receive the price as of the following valuation date.  You may only make one transfer per day. We will send you a written confirmation of all electronic transfers within five business days. However, if we cannot complete a transfer as requested, our customer service representative will contact you in writing.  CAUTION:  We will act on instructions from anyone who provides the necessary information; we will not be able to verify that the person providing electronic transfer instructions via Service Central is authorized by you.

VA II SA - 15

You may make transfers, including Portfolio Rebalancing and Dollar Cost Averaging, by telephone.

Telephone Transfers:  You are eligible to make transfers, including Portfolio Rebalancing and Dollar Cost Averaging,  pursuant to telephone instructions unless you tell us in writing that you do not want to make transfers by telephone.

Telephone transfer instructions may be made by calling 1-800-319-6902 between 8:00 a.m. and 6:00 p.m. (Eastern Time) on days when we are open for business.  Each telephone exchange request must include a precise identification of your Contract and other designated identifiers. We may accept telephone exchange requests from any person who properly identifies the correct Contract number and other designated identifiers. Thus, you risk possible loss of interest, capital appreciation and principal in the event of an unauthorized telephone exchange. Neither we nor the Funds nor Ameritas Investment Corp. (the principal underwriter of the Contracts) will be liable for complying with telephone instructions we reasonably believe to be authentic, nor for any loss, damage, cost or expense in acting on such telephone instructions, and you will bear the risk of any such loss.  We will employ reasonable procedures to confirm that telephone instructions are genuine.  If we do not employ such procedures, we may be liable for losses due to unauthorized or fraudulent instructions.  Such procedures may include, among others, requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of such transactions to Contract Owners, and/or recording of telephone transfer request instructions received from Contract Owners.  We may record all or part of any telephone conversation relating to transfer instructions without prior disclosure.

Telephone instructions apply only to previously invested amounts and do not change the investment of any future premiums paid under the Contract. You may change allocations of future premium payments by providing us new instructions in a form acceptable to us.

Note:  During periods of drastic economic or market changes, telephone transfers may be difficult to implement. At such times, requests may be made by regular or express mail and we will process them pursuant to the terms and restrictions already described in this section.

We reserve the right to modify, suspend or discontinue the telephone transfer privilege at any time and without prior notice.

You may pre-arrange certain types of transfers, including ones in connection with Dollar Cost Averaging and Portfolio Rebalancing programs.

SPECIAL TRANSFERS - DOLLAR COST AVERAGING

We administer a dollar cost averaging ("DCA") program that enables you to pre-authorize a periodic exercise of your right to transfer amounts among Subaccounts.  By entering into a DCA agreement, you instruct us to transfer monthly (as of the first business day of the month) a predetermined dollar amount from the DWS Money Market VIP Subaccount to other Subaccounts until the amount you have allocated to the DWS  Money Market VIP Subaccount is exhausted.    The minimum amount of a DCA transfer is $100.  You may terminate your DCA agreement at any time by notifying us in writing at least five business days prior to the next scheduled transfer date.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

Transfers made pursuant to the DCA program are not subject to a transfer charge and do not affect your Contract right during the Pay-in Period to make up to twelve transfers each Contract Year without charge.

By allocating specific amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.  There is no guarantee, however, that such an investment method will result in profits or prevent losses.

If you are interested in the DCA program, you may elect to participate in it by separate application, either by submitting paper or by telephone request as described above.

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PORTFOLIO REBALANCING PLAN

You may elect to establish a Portfolio Rebalancing Plan.  Under such a plan, you may tell us (in your application or by separate application, either by submitting paper or by telephone request as described above) the percentage levels you would like to maintain among the Subaccounts.  These allocations may be based on asset allocation models which your agent may present to you.  On a quarterly, semi-annual or annual basis (as you select), we will automatically rebalance your Contract's accumulation value to maintain the indicated percentages by transfers among the Subaccounts.  The entire value of your Contract must be included in your Portfolio Rebalancing Plan.  If you make transfers without changing your Portfolio Rebalancing Plan instructions, at the next rebalancing, your balances will be reallocated according to your Portfolio Rebalancing Plan.  Other investment programs, such as the DCA program, or other transfers or withdrawals may not be appropriate in concert with the Portfolio Rebalancing Plan.  Transfers made pursuant to the Portfolio Rebalancing Plan are not subject to a transfer charge and do not affect your right to make up to twelve free transfers each Contract Year during the Pay-in Period.  You may terminate your Portfolio Rebalancing Plan at any time by notifying us in writing at least five business days prior to the date of the next rebalancing.  If you use the telephone procedures described above, the termination would become effective the same day, so long as your call was received by the time the New York Stock Exchange closes on that day.

We reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Asset Allocation Programs are intended to mitigate investment risk. There is still a risk that investing pursuant to a model will lose value.

MODEL ASSET ALLOCATION PROGRAM

We may offer a model asset allocation program.  However, you always have the ability to construct your own asset allocation plan from among the investment options available in your Contract.  Model asset allocation programs are intended to match model risk tolerance and investment objectives with the investment options available in your Contract.

To assist you in your selection of an asset allocation model, our Model Asset Allocation program uses the Morningstar Asset Allocator.  This tool was developed by Morningstar Associates, LLC ("Morningstar") and is offered to you through a license agreement between Morningstar and our affiliate Ameritas Investment Corp. ("AIC").  The Model Asset Allocation program consists of five models, ranging from aggressive to conservative.  Morningstar provides AIC with ongoing recommendations and monitoring of the Portfolios that comprise the models.

To participate in the asset allocation program:

•         AIC will serve as your investment adviser fiduciary for the program solely for purposes of development of the models and periodic updates to the models.  You must give AIC your written consent and discretionary authority for AIC to give us instructions to allocate your premiums (or, for an existing Contract, Contract value) pursuant to the allocations of the model you select.  AIC will also periodically instruct us to change your allocations consistent with any changes to the model made by AIC as recommended by Morningstar.  AIC has no discretionary authority to execute any other transfers for your Contract.

•         You must complete the Morningstar Asset Allocator Questionnaire.

•         You must allocate all of your Contract value to one asset allocation model.  We must receive notice of your asset allocation model election either by written notice or Internet (when available) before we can begin a program for you.  Only you can select which model is best for you.  The Asset Allocator Questionnaire can be an aid, but neither it nor AIC will make this decision for you.  You may wish to consult with your own financial professional to determine whether participation in the program is best for you, and if so, which model is most suitable.

•         Each quarter we will automatically rebalance the Subaccount values to be consistent with the allocation percentages for the program model that you elected.  Such rebalancing will be disclosed in quarterly statements to you.  Performance of each model is updated daily on our website and is available upon request.

•         Annually, AIC will re-evaluate and may make changes to each investment level model based upon Morningstar’s recommendations.  When AIC updates the models, we will send you written notice of the

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updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Contract value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Model Asset Allocation program.

•         If you are currently participating in a Model Asset Allocation model and you make changes to your allocations outside the model, you will not receive future notifications of model changes.  You will then be considered as having withdrawn from the Model Asset Allocation program and as having cancelled your relationship with AIC for purposes of implementing the program with your Contract.  For this reason, you will not be able to execute trades online if you participate in the Model Asset Allocation program.  You will be required to talk to a Service Center representative if you are in the program, but wish to make a transfer or trade.  The Service Center representative will explain to you, prior to executing any telephone transaction, that your election to execute a trade will result in the discontinuance of the Model Asset Allocation program.

•         If participation in the asset allocation program terminates, including by death of the Owner, Contract value will not be reallocated automatically if the model is changed, and thus will not reflect the adviser's most current allocation recommendations.  Any additional premiums received will be returned.

•         AIC is compensated by us as principal underwriter for the Contracts.  We and AIC may receive fees for administrative services from other Portfolios in the models.  This additional compensation and related responsibilities may create conflicts of interest as AIC determines what Portfolios should be in the models.  Also, Calvert Variable Series, Inc. and Summit Mutual Funds, Inc., which are part of the UNIFI Mutual Holding Company and therefore are affiliated with us, have Portfolios offered through the Contract (these Portfolios may or may not be included in the models).  We believe any potential risk of these arrangements may be reduced by contracting with Morningstar to independently evaluate and recommend the selection, allocation weighting, and periodic updates regarding Portfolios in the models.

There is no additional charge for selecting the Model Asset Allocation program.  Although asset allocation programs are intended to mitigate investment risk, there is still a risk that investing pursuant to a model will still lose value.  For information about risks of participating in the Model Asset Allocation program and more detail about the program, including more information about conflicts of interest, ask for a copy of this prospectus’ Statement of Additional Information.  More information about AIC’s role as investment adviser for the program is available on AIC’s Form ADV Part II which is delivered to you at the time you subscribe to the program.  We may modify or discontinue the model asset allocation program at any time.

Full or partial surrenders give you access to your Contract's accumulation values. Penalty taxes may apply to some surrenders.

SURRENDERS

Please note:  If required under federal law, we may have to block your Contract and refuse to honor any request for transfers, surrenders, or death benefits until instructions are secured from the appropriate regulator.

You may make cash withdrawals (surrenders) of all or part of your Contract's accumulation value at any time during the Pay-in Period (subject to any restrictions imposed in connection with your retirement plan). Surrender requests must be made in writing according to our procedures. Surrenders cannot be made by telephone.  We will allow facsimile request forms and signatures  to be used for the purpose of a written notice authorizing withdrawals from your Contract.  You may complete and execute a withdrawal form and send it to our Service Center fax number, 513-595-2500.  We offer this method of withdrawal as a service to meet your needs when turnaround time is critical.  However, by not requiring an original signature, there is a greater possibility that unauthorized persons can manipulate your signature and make changes on your Contract (including withdrawals) without your knowledge.

Surrenders include, but are not limited to, transactions commonly referred to as withdrawals, external transfers, rollovers and exchanges under Section 1035 of the Code. The amount available is your Contract's accumulation value at the end of the valuation period during which we receive the proper written request, minus any premium taxes not previously deducted.  Surrenders generally will be paid within seven days of receipt of the written request.  For restrictions applicable to certain surrenders under Contracts issued in connection with plans adopted pursuant to Section 403(b) of the Code, see "Qualified Plans."

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The minimum partial surrender is $100 or the entire amount in the Investment Option, whichever is less. If the amount remaining in the Investment Option would be less than $25 after the surrender, then the request will be considered to be a request for surrender of the entire amount held in the Investment Option. If a partial surrender would reduce the Contract's accumulation value to less than $100, then a request for a partial surrender will be treated as a total surrender of the Contract and the entire accumulation value, less any applicable tax withholding, will be paid out.

Under certain circumstances, surrenders may be subject to a 10% tax penalty.

We will implement partial surrenders by canceling Accumulation Units in an amount equal to the withdrawal. You should designate the Investment Option from which your surrender should be made.  If you make no designation, your requested amount will be withdrawn from each of your Investment Options (in the proportion the Investment Option bears to your accumulation value).

Since you assume the investment risk with respect to amounts allocated to the Subaccounts (and because there are certain charges), the total amount paid upon total surrender of your Contract (including any prior surrenders) may be more or less than the total premiums that you paid.

Personal Income Plans allow you to pre-arrange surrenders.

PERSONAL INCOME PLAN

We administer a Personal Income Plan ("PIP") that enables you to pre-authorize periodic surrenders by entering into a PIP agreement with us that instructs us to withdraw a level dollar amount or percentage of your Contract's accumulation value on a monthly, quarterly, semi-annual or annual basis, or authorize us to calculate and distribute a required minimum distribution every year.  PIP surrenders may be subject to the 10% federal tax on early withdrawals.

BENEFITS UNDER THE CONTRACT

During the Pay-in Period, a death benefit at least equal to the Adjusted Sum of Premium Payments will be paid to the Beneficiary upon the death of the Owner.

DEATH BENEFITS

If you are the Annuitant and you die during the Pay-in Period, then a death benefit will be paid to your Beneficiary, but if you are not the Annuitant, and the Annuitant dies during the Pay-in Period, you will be treated as the Annuitant until you name a new Annuitant.    If you are not the Annuitant, and you are a trust or corporation or some other entity that is not a living person, and the Annuitant dies during the Pay-in Period, we will pay the death benefit to your designated Beneficiary.  Disclosure related to the prior VA II Contract's definition of contract owner and its provisions concerning death benefits are as shown in Appendix D.

Subject to state insurance law, the death benefit will be the greater of:

•         the Contract's accumulation value on the date we receive Due Proof of Death and the beneficiaries election or instructions for payment; or

•         the Adjusted Sum of Premium Payments, determined as follows:  (1)  as of the day we receive a premium, the sum is increased by the amount of that premium; and (2) as of the day a partial surrender is made, the sum is decreased by the same proportion as the accumulation value was decreased by that surrender.

Note that, in a declining market, where the accumulation value of your Contract has gone down, any partial surrender may have a magnified effect on the reduction of the death benefit.

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Until we receive Due Proof of Death and instructions, in the proper form, from your Beneficiaries , your Contract will remain allocated to the Subaccounts you chose, so the amount of the death benefit will reflect the investment performance of those Subaccounts during this period.  If your Contract has multiple Beneficiaries, we will calculate and pay each Beneficiary's share of the death benefit proceeds when we receive Due Proof of Death and instructions, in proper form, from that Beneficiary.  The death benefit proceeds still remaining to be paid to other Beneficiaries will continue to fluctuate with the investment performance of the Subaccounts you chose until each Beneficiary has provided us instructions in the proper form.

In most cases, when death benefit proceeds are paid in a lump sum, we will pay the death benefit proceeds by establishing an interest bearing account for the Beneficiary, in the amount of the death benefit proceeds payable.  We will send the Beneficiary a checkbook within 7 days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the death benefit proceeds payable.  The account is part of our general account.  It is not a bank account and it is not insured by the FDIC or any other government agency.  As part of our general account, it is subject to the claims of our creditors.  We receive a benefit from all amounts left in the account.

If your spouse is your sole designated Beneficiary, the Contract will remain allocated to the Subaccounts you chose, even after we receive Due Proof of Death, until your spouse makes an election to either (1) continue the Contract as successor owner or (2) act as a Beneficiary and choose a payment option.  If you are holding the Contract in a name other than your own (i.e., as trustee of a trust), or if you designate a trust as your Beneficiary, you should consult a tax adviser concerning how this may affect your spouse's beneficiary rights under federal tax laws.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected.

You select the Maturity Date (when you stop paying premiums and start receiving annuity benefit payments) and may change it subsequently by giving us 30 days' written notice.

ANNUITY BENEFIT PAYMENTS

Maturity Date—You may specify at the time of application the day that annuity benefit payments will commence under the Contract (the "Maturity Date"). You may change your Maturity Date at any time, provided we receive written notice of the change at least 30 days before the previously specified Maturity Date. The Maturity Date must be:

•         at least one month after the Contract Date (thirteen months after in New Jersey and New York);

•         the first day of a calendar month; and

•         no later than the Annuitant's 95th birthday (particular retirement plans and certain states may impose additional limitations).

Type of Income Payments—You may specify any proportion of your Contract's accumulation value (less premium taxes, if any) to be applied to a variable annuity or a fixed annuity. Variable annuity benefit payments will vary in accordance with the investment experience of the Subaccount(s) you select.

You select a fixed or variable annuity benefit payment option at least 30 days prior to the Maturity Date.

At least 30 days before the Maturity Date, you must select how your Contract's accumulation value will be used to provide the monthly annuity benefit payments. If no selection is made, we will provide a fixed annuity with the proceeds of your accumulation value at maturity.

If the total accumulation value to be applied to an annuity benefit option in the aggregate is less than $5,000 ($2,000 in Massachusetts, New York and Texas), we will have the option of paying the accumulation value in a lump sum.  If the total first monthly payment determined under the annuity benefit option selected in the aggregate is less than $50 ($20 in New York), we may change the payment frequency of annuity benefit payments to quarterly, semiannually or annually, or, depending on state law, we may have the option of paying the accumulation value in a lump sum.

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VARIABLE ANNUITY BENEFIT PAYMENTS

If you select a variable annuity, the amount of the first monthly annuity benefit payment will be based on your Contract's Investment Option allocation and will be obtained from the appropriate Option Table in your Contract. Subsequent monthly income payments will vary based on the investment experience of the Subaccount(s) used to reserve for the annuity.

Amount of Variable Annuity Benefit Payments—The amount of variable annuity benefit payments will depend not only upon the investment experience of the Subaccount you select, but also upon the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the annuity benefit option chosen. We guarantee that the annuity benefit payments:

•         will not be affected by any variation in the actual mortality experience of the Annuitants from what was assumed in determining the amount of the first monthly payment, and

•         will not be affected by the actual amount of expenses we incur in administering the Contract.

Because variable annuity benefit payments will vary with the investment results of the Subaccounts, the amounts of those payments cannot be predetermined.

Fixed annuity benefit payments are based on interest credited at a guaranteed rate.

FIXED ANNUITY BENEFIT PAYMENTS

If you select a fixed annuity, the amount of the annuity benefit payments will be determined by applying the accumulation value you want to apply to a fixed annuity at rates at least as favorable as those in the applicable annuity Option Table, in accordance with the annuity benefit option elected. This will be done at the Maturity Date. The annuity Option Tables contained in your Contract state your minimum interest rate.

We guarantee the amount of fixed annuity benefit payments. The payment depends only on the annuity benefit option elected, the amount of any premium tax, the age (and possibly sex) of the Annuitant, and the amount applied to purchase the fixed annuity.

No transfers may be made with respect to fixed annuity benefit payments.

A variety of annuity benefit payment options are available, including ones in which you receive payments for life or for the longer of life or a specified number of years and ones based on a single life or on the joint lives of two or more people.

ANNUITY BENEFIT PAYMENT OPTIONS

You may elect a fixed annuity, a variable annuity, or a combination of both. All of the annuity benefit options listed below (except the alternate annuity option) are available as either fixed or variable annuities.

Up to 30 days before the Maturity Date, you may change the annuity benefit option. If an option is chosen which depends on the continuation of the life of the Annuitant or of a contingent Annuitant, proof of age will be required before annuity benefit payments begin. The annuity benefit options include:

Option 1:  Life Annuity

•         Nonrefund. We will make payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. It is possible under this option that only one payment will be made if the Annuitant dies before a second payment is due, or that only two payments will be made if the Annuitant dies before the third payment, and so forth.

•         5-Years Certain.  We will make payments for at least five years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the five-year period certain.

•         10-Years Certain.  We will make payments for at least 10 years, and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the 10-year period certain. (This option will apply unless you select a different option.)

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•         Installment Refund. We will make payments for a period certain and after that during the lifetime of the Annuitant. No payments are due after the death of the Annuitant or, if later, the end of the period certain. The number of period certain payments is equal to the amount applied under this option divided by the amount of the first annuity payment; provided, however, that the amount of the final period certain payment shall be multiplied by that part of the answer which is not a whole number.

Option 2:  Joint and Survivor Life Annuity

•         Joint and Survivor Nonrefund. We will make payments during the joint lifetime of the Annuitant and contingent Annuitant. Payments will then continue during the remaining lifetime of the survivor of them. No payments are due after the death of the last survivor of the Annuitant and contingent Annuitant. It is possible under this option that only one monthly annuity payment will be made if the Annuitant and contingent Annuitant both die before the second payment is made, or that only two payments will be made if they both die before the third payment, and so forth.

•         Joint and Survivor with 10-Year Certain.  We will make payments for 10 years and after that during the joint lifetime of the Annuitant and contingent Annuitant. Payments will then continue during the remaining lifetime of the survivor of them. No payments are due after the death of the survivor of the Annuitant and contingent Annuitant or, if later, the end of the 10-year period certain.

Instead of a settlement in accordance with the annuity benefit options described above, you may choose an alternate type of fixed annuity payment. Such alternate annuity option shall be based on rates at least as favorable as those for fixed-dollar single-premium immediate annuities we are issuing on the Maturity Date. This alternate annuity option may only be elected within 30 days before the Maturity Date.

If the Annuitant dies on or after the Maturity Date, but before annuity benefit payments have been made for a guaranteed period, if any, we will continue payments to the Beneficiary until the rest of the guaranteed payments have been made. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in the annuity Option Table from which the payments were determined) and pay that sum to the estate of the last to die of the Annuitant and the Beneficiary.

GENERAL MATTERS

You designate a Beneficiary to receive benefits upon your death during the Pay-In Period or the death of the Annuitant during the Pay-Out Period.

DESIGNATION OF BENEFICIARY

The Beneficiary is the person you designate as such in your application and is the person or persons to whom benefits will be paid during the Pay-In Period upon your death, or the Annuitant's, if you are an Owner in the form of a trust or a corporation, or any other form than a living person. During the Pay-Out Period, the Beneficiary is the person to whom any remaining benefits will be paid upon the Annuitant's death. Subject to the terms of any existing assignment or the rights of any irrevocable Beneficiary, you may change the Beneficiary by providing us with written notice. Any change will be effective at the time you signed it. We will not, however, be liable as to any payment or settlement made prior to receiving the written notice.

In the first 10 days after you receive your Contract, you may return it and receive a refund.

10-DAY RIGHT TO EXAMINE CONTRACT

If you are not satisfied with the Contract, you may void it by returning it to us or our agent from which it was purchased within 10 days of receipt, or longer where required by state law. You will then receive a full refund of the Contract's accumulation value; however, where required by certain states or if your Contract was issued as an Individual Retirement Account ("IRA"), you will receive either the premium paid or your Contract's Accumulation Value, whichever amount is greater.

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CONTRACT OWNER'S INQUIRY

You may make inquiries concerning your Contract by calling us at (800) 319-6902, or writing c/o Annuity Administration, P.O. Box 40888, Cincinnati, Ohio 45240.

CONTRACT OWNER'S REPORTS

You will be sent a quarterly report at your last known address showing the following information, as of the end of the current report period:  accumulation value; change in value in the Investment Options you have selected; premiums paid since the last report;  partial cash surrenders;  and any other information required by law. You will also be provided, via mail or electronic delivery, an annual and a semi‑annual report for each Portfolio to which you have allocated accumulation value, including a list of the securities held in each Portfolio. In addition, when you pay premium payments, or if you transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions. Confirmations of certain automated transactions may be included in the quarterly statement you receive.  These include transactions such as applications of automatic premium payments, portfolio rebalancing, and dollar cost averaging.

Please review your confirmations and quarterly statements carefully.  If you find an error, please report it to us within 30 days of your receipt of the confirmation or statement.

FEDERAL INCOME TAX MATTERS

This discussion of how federal income tax laws may affect investment in your variable annuity is based on our understanding of current laws as interpreted by the Internal Revenue Service ("IRS").  It is not  intended as tax advice.  All information is subject to change without notice.  We make no attempt to review any state or local laws, or to address estate or inheritance laws or other tax consequences of annuity ownership or receipt of distributions.

You should consult a competent tax adviser to learn how tax laws apply to your annuity interests.

Section 72 of the Internal Revenue Code of 1986, as amended, (the "Code") governs taxation of annuities in general and Code Section 817 provides rules regarding the tax treatment of variable annuities.  Other Code sections may also impact taxation of your variable annuity investment and/or earnings.

Tax Deferrals During Accumulation Period

An important feature of variable annuities is tax-deferred treatment of earnings during the accumulation phase.  An individual owner is not taxed on increases in the value of a Contract until a withdrawal occurs, either in the form of a non-periodic payment or as annuity payments under the settlement option selected.

Taxation of Withdrawals

Withdrawals are included in gross income to the extent of any allocable income.  Any amount in excess of the investment in the Contract is allocable to income.  Accordingly, withdrawals are treated as coming first from the earnings, then, only after the income portion is exhausted, as coming from principal.

If you make a withdrawal, not only is the income portion of such a distribution subject to federal income taxation, but a 10% penalty may apply.  However, the penalty does not apply to distributions:

•         after the taxpayer reaches age 59 1/2;

•         upon the death of the owner;

•         if the taxpayer is defined as totally disabled;

•         as periodic withdrawals that are a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and the Beneficiary;

•         under an immediate annuity; or

•         under certain other limited circumstances.

Taxation of Annuity Payments

Earnings from a variable annuity are taxable only upon withdrawal and are treated as ordinary income.  Generally, the Code provides for the return of your investment in an annuity contract in equal tax-free amounts over the annuity payout period.  Fixed annuity payment amounts may be excluded from taxable income based on the ratio of the investment in the Contract to the total expected value of annuity payments.  If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total

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number of expected payments.  The balance of each payment is taxable income.  After you recover your investment in the Contract, any payment you receive is fully taxable.  (If a variable payment is less than the excludable amount you should contact your tax adviser to determine how to report any investment not recovered.)  The taxable portion of any annuity payment is taxed at ordinary income tax rates.

Taxation of Death Proceeds

A death benefit paid under the Contract is taxable income to the Beneficiary.  The rules on taxation of an annuity apply.  Estate taxes may also apply to your estate, even if all or a portion of the benefit is subject to federal income taxes.   To be treated as an annuity, a Contract must provide that:  (1) if an owner dies:  (a) on or after the annuity starting date, and (b) before the entire interest in the Contract is distributed, the balance will be distributed at least as rapidly as under the method being used at the date of death, and (2) if the owner dies before the annuity starting date, the entire interest must be distributed within five years of death.  However, if an individual is designated as Beneficiary, they may take distribution over their life expectancy.  If distributed in a lump sum, the death benefit amount is taxed in the same manner as a full withdrawal.  If the Beneficiary is the surviving spouse of the owner, it is possible to continue deferring taxes on the accrued and future income of the Contract until payments are made to the surviving spouse.

Tax Treatment of Assignments and Transfers

An assignment or pledge of an annuity Contract is treated as a withdrawal.  Also, the Code (particularly for tax-qualified plans) and ERISA in some circumstances prohibit such transactions, subjecting them to income tax penalties and additional excise tax.  Therefore, you should consult a competent tax adviser if you wish to assign or pledge your Contract.

Tax Treatments by Type of Owner

A Contract held by an entity other than a natural person, such as a corporation, estate or trust, usually is not treated as an annuity for federal income tax purposes unless annuity payments start within a year.  The income on such a Contract is taxable in the year received or accrued by the owner.  However, this rule does not apply if the owner is acting as an agent for an individual or is an estate that acquired the Contract as a result of the death of the decedent.  Nor does it apply if the Contract is held by certain qualified plans, is held pursuant to a qualified funding trust (structured settlement plan), or if an employer purchased the Contract under a terminated qualified plan.  You should consult your tax adviser before purchasing a Contract to be owned by a non‑natural person.

Annuity Used to Fund Qualified Plan

The Contract is designed for use with various qualified plans, including:

•         Tax Sheltered Annuities, Code Section 403(b);

•         Individual Retirement Annuities (IRAs), Code Section 408(b);

•         Simplified Employee Pension (SEP IRA), Code Section 408(k);

•         Savings Incentive Match Plans for Employees (SIMPLE IRA), Code Section 408(p); and

•         Roth IRAs, Code Section 408A.

The Contract will not provide additional tax deferral benefits if it is used to fund a qualified plan.  However, contract features and benefits other than tax deferral may make it an appropriate investment for a qualified plan.  You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity.  Tax rules for qualified plans are very complex and vary according to the type and terms of the plan, as well as individual facts and circumstances.  Each purchaser should obtain advice from a competent tax adviser prior to purchasing a Contract issued under a qualified plan.

The Company reserves the right to limit the availability of the Contract for use with any of the plans listed above or to modify the Contract to conform to tax requirements.  Some retirement plans are subject to requirements that we have not incorporated into our administrative procedures.  Unless we specifically consent, we are not bound by plan requirements to the extent that they conflict with the terms of the Contract.

On July 26, 2007, the Internal Revenue Service ("IRS") published new regulations for tax sheltered annuity contracts under Internal Revenue Code Section 403(b).  While most of these provisions became effective January 1, 2009, the new regulations on tax-free exchanges of contracts became effective September 24, 2007.  The new 403(b) regulations allow for the exchange of annuity contracts if the plan sponsor (employer) and the contract provider (insurance company) agree to share certain information.  This contrasts with prior rules, when a contract owner (employee) and the insurer(s) could complete an exchange without directly involving the plan sponsor.

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Therefore, Union Central is suspending 403(b) exchanges (both incoming and outgoing) and 403(b) trustee-to-trustee transfers of Contracts until we have an information sharing agreement with the 403(b) plan sponsors that is consistent with the new regulations.  We will follow the IRS Regulations to help assure that the steps we and your plan sponsors take will maintain the tax-deferred nature of your 403(b) Contract.  If you must discontinue your 403(b) annuity while exchanges are suspended, you may submit paperwork to initiate a withdrawal or a rollover to an IRA or to another qualified plan, if a distributable event has occurred  (such as attainment of age 59½, severance from employment, death, disability, or qualified reservist distribution and circumstances allow).  Our service center is available to assist you with any of your Contract needs.

Tax Impact on Account Value

Certain Contract credits are treated as taxable "earnings" and not "investments" for tax purposes.  Taxable earnings are considered paid out first, followed by the return of your premiums (investment amounts).  In addition, taxation order generally considers the last premium withdrawn first ("last-in, first-out").

TEXAS OPTIONAL RETIREMENT PROGRAM RESTRICTIONS

Section 36.105 of the Texas Education Code permits participants in the Texas Optional Retirement Program ("ORP") to redeem their interest in a variable annuity Contract issued under the ORP only upon:

•         termination of employment in the Texas public institutions of higher education,

•         retirement, or

•         death.

Accordingly, a participant in the ORP, or the participant's estate if the participant has died, will be required to obtain a certificate of termination from the employer before the Contract can be surrendered.

We pay brokers to sell the Contracts.

DISTRIBUTION OF THE CONTRACTS

Ameritas Investment Corp. ("AIC"), whose principal business address is 5900 "O" Street, Lincoln, Nebraska, is the principal underwriter for the Contracts.  Carillon Investments, Inc. ("CII"), formerly the principal underwriter for the Contracts, was merged into AIC in 2006.  CII was and AIC continues to be an affiliate of Union Central.  AIC is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority.  We will pay AIC a combination of 0.70% of premiums received during the first Contract year, as well as 0.70% of the assets in the Contract for the first Contract year, and then 0.70% as asset-based compensation for the duration of the Contract, from which AIC will pay commissions to its own registered representatives or pay a reallowance to other broker-dealers who distribute the Contracts.  We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances.  From time to time, we may pay or permit other promotional incentives, in cash or production credit or other compensation.  Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars, and merchandise. We may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products.  We may enter into special compensation or reimbursement arrangements with certain broker-dealers for, among other things, training of sales personnel, marketing or other services they provide to our affiliates or us.  We may also pay other distribution expenses, marketing support allowances, conference sponsorship fees and production incentive bonuses.    The list of broker-dealers to whom we pay conference sponsorship fees (typically ranging from $5,000 to $25,000) and marketing support allowances may change from time to time, but in calendar year 2008 the list included the following firms:  Cambridge Investment Research, Inc., Commonwealth Financial Network, Harbour Investment, Inc., Investacorp, Inc., Investors Capital Corp., LPL Financial Services, and Sigma Financial Corporation.  These distribution expenses do not result in any additional charges under the Contract other than those described in this prospectus'  CHARGES AND OTHER DEDUCTIONS section.

Also, AIC receives 0.25% from Seligman Communications and Information Portfolio (Class 2), and 0.19% from Seligman Smaller-Cap Value Portfolio (Class 2), in the form of 12b-1 fees.  Class 12b-1 shares of these Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows Funds to pay fees out of Fund assets to those who sell and distribute fund shares.  In addition to 12b-1 fees, we receive from some of our participating investment advisers’ annual revenue sharing of between 0.05% and 0.25% of subaccount assets for providing various shareholder support and marketing services.

VA II SA - 25

You instruct us how to vote Fund shares.

VOTING RIGHTS

To the extent required by law, we will vote the Portfolio shares held by Carillon Account at shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of Carillon Account. However, if legal requirements should change, and as a result, we determine that we are allowed to vote the Portfolio shares in our own right, we may elect to do so.

The number of votes which a person has the right to instruct will be calculated separately for each Subaccount.  During the Pay-in Period, the number of votes for which you have a right to give instructions will be determined by dividing your Contract’s accumulation value attributable to a Subaccount by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the Annuitant has the voting interest. The number of votes during the Pay-out Period will be determined by dividing the reserve for that Contract held in a Subaccount by the net asset value per share of the corresponding Portfolio. During the Pay-out Period, the votes attributable to a Contract decrease as the reserves underlying the Contract decrease. In determining the number of votes, fractional shares will be recognized. Voting instructions will be solicited prior to a Fund’s shareholder meeting.   We will vote Fund shares held in Carillon Account as to which we receive no timely instructions in proportion to the voting instructions received. Each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the appropriate Portfolio.

FINANCIAL STATEMENTS

Financial statements of Carillon Account and Union Central are included in the Statement of Additional Information ("SAI"), which may be obtained without charge by writing us at:  P.O. Box 40409, Cincinnati, Ohio 45240-0409 or telephoning us at:  1-800-319-6902; or you may access it on the SEC's web site (www.sec.gov,  select "Search for Company Filings," select "file number," then type "333-110336").

LEGAL PROCEEDINGS

No litigation is pending that would have a material effect upon the variable account, or that is material in relation to our total assets or the obligations of our principal underwriter.

IMSA

We are a member of the Insurance Marketplace Standards Association ("IMSA").  IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products.  Our membership in IMSA applies to us only and not to our products or affiliates.

STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS

General Information and History	2
Other Information	2
Services	2
DISTRIBUTION OF CONTRACTS	2
Calculation of Performance	3
DETERMINATION OF ANNUITY PAYMENTS	4
MISCELLANEOUS CONTRACT PROVISIONS	5
Morningstar® Asset Allocator Asset Allocation Program offered through Ameritas Investment Corp. ("AIC")	6
CUSTODY OF CARILLON ACCOUNT'S ASSETS	7
INDEPENDENT AUDITORS AND REGISTERED PUBLIC ACCOUNTING FIRM	7
FINANCIAL STATEMENTS OF CARILLON ACCOUNT AND OF UNION CENTRAL (following Page 7)

VA II SA - 26

APPENDIX A - ACCUMULATION UNIT VALUES

(for a unit outstanding throughout the period)*

Period ended December 31,

The following table shows Accumulation Unit values at the beginning and end of the periods indicated as well as the number of Accumulation Units outstanding for each Subaccount variable investment option Portfolio as of the end of the periods indicated.  The financial statements of the Subaccounts can be found in the Statement of Additional Information.  (See page 26 to learn how to get a copy of the Statement of Additional Information.)

FUND Subaccount Name	Year	Number of accumulation units outstanding, end of period	Accumulation unit value
AIM VARIABLE INSURANCE FUNDS
AIM V.I. Capital Appreciation Fund, Series I1	2008 2007 2006 2005 2004 2003 2002 2001 2000	65,407 69,422 79,592 37,121 42,442 41,221 37,983 49,993 36,622	$4.35 $7.67 $6.95 $6.63 $6.18 $5.88 $4.61 $6.18 $8.17
AIM V.I. Global Real Estate Fund, Series I [6]	2008	NA	NA
AIM V.I. International Growth Fund, Series I5	2008	0	0
THE ALGER AMERICAN FUND
Alger American Capital Appreciation Portfolio, Class O2	2008 2007 2006 2005 2004 2003 2002 2001	27,442 52,412 31,394 9,228 9,416 7,765 1,917 1,361	$8.04 $14.87 $11.30 $9.61 $8.52 $7.99 $6.01 $9.23
Alger American MidCap Growth Portfolio, Class O2	2008 2007 2006 2005 2004 2003 2002 2001	16,663 21,700 11,159 10,103 12,815 11,565 2,437 1,406	$6.82 $16.61 $12.81 $11.80 $10.90 $9.78 $6.71 $9.67
AMERICAN CENTURY INVESTMENTS
American Century VP Income & Growth Fund, Class I1	2008 2007 2006 2005 2004 2003 2002 2001 2000	35,789 41,777 42,981 46,128 43,024 30,461 18,474 15,581 0	$7.09 $11.00 $11.17 $9.68 $9.38 $8.42 $6.61 $8.31 $9.20
American Century VP Mid Cap Value Fund, Class I 5	2008	3,481	$7.62
American Century VP Value Fund, Class I1	2008 2007 2006 2005 2004 2003 2002 2001 2000	43,917 63,583 53,626 59,961 57,197 47,861 35,494 35,167 6,794	$13.70 $18.98 $20.30 $17.36 $16.76 $14.87 $11.70 $13.59 $12.22
CALVERT VARIABLE SERIES, INC.
Ameritas Core Strategies Portfolio[4]	2008 2007	15,257 15,680	$5.91 $10.06
Ameritas Small Capitalization Portfolio [6]	2008	NA	NA

VA II SA - 27

FUND Subaccount Name	Year	Number of accumulation units outstanding, end of period	Accumulation unit value
Income Portfolio[4]	2008 2007	107,495 0	$8.88 $10.20
Social Equity Portfolio[5]	2008 2007	0 NA	0 NA
DWS VARIABLE SERIES I
DWS Capital Growth VIP Portfolio, Class A1	2008 2007 2006 2005 2004 2003 2002 2001 2000	12,498 15,598 19,346 21,839 20,975 22,989 26,455 36,315 17,322	$5.38 $8.15 $7.34 $6.86 $6.39 $6.00 $4.80 $6.88 $8.65
DWS International VIP Portfolio, Class A1	2008 2007 2006 2005 2004 2003 2002 2001 2000	44,346 55,221 62,560 47,553 47,499 47,599 52,492 42,867 30,783	$5.67 $11.11 $9.83 $7.92 $6.92 $6.02 $4.78 $5.94 $8.72
DWS VARIABLE SERIES II
DWS Dreman Small Mid Cap Value VIP Portfolio, Class A5	2008	2,339	$7.01
DWS Global Thematic VIP Portfolio, Class A5	2008	0	0
DWS Money Market VIP Portfolio, Class A1	2008 2007 2006 2005 2004 2003 2002 2001 2000	207,328 132,138 131,800 101,762 76,294 88,720 180,390 1,099,911 114,460	$11.35 $11.22 $10.84 $10.51 $10.38 $10.43 $10.49 $10.49 $10.24
FIDELITY® Variable Insurance Products
Fidelity® VIP Contrafund® Portfolio, Service Class 2 [4]	2008 2007	7,603 21,650	$6.25 $11.07
Fidelity® VIP Equity Income Portfolio, Service Class 2 [4]	2008 2007	4,778 9,207	$5.35 $9.49
Fidelity® VIP High Income Portfolio, Service Class 2 [4]	2008 2007	5,416 1,517	$7.23 $9.80
Fidelity® VIP Mid Cap Portfolio, Service Class 2 [6]	2008	NA	NA
MFS® VARIABLE INSURANCE TRUSTSM
MFS® VIT Growth Series, Initial Class [1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	57,833 67,172 61,440 60,770 46,342 49,562 56,913 75,635 39,042	$4.21 $6.83 $5.72 $5.38 $5.00 $4.49 $3.50 $5.36 $8.17
MFS® VIT High Income Series, Initial Class[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	23,989 34,611 39,566 50,089 45,083 34,209 22,611 45,249 15,706	$9.11 $12.92 $12.88 $11.84 $11.76 $10.93 $9.40 $9.30 $9.24

VA II SA - 28

FUND Subaccount Name	Year	Number of accumulation units outstanding, end of period	Accumulation unit value
MFS® VIT Investors Trust Series, Initial Class[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	14,657 17,040 26,701 28,817 27,011 34,415 22,440 21,233 14,024	$7.11 $10.77 $9.91 $8.90 $8.41 $7.66 $6.36 $8.17 $9.86
MFS® VIT New Discovery Series, Initial Class[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	36,992 44,910 49,810 57,211 51,631 44,553 36,313 32,285 20,704	$5.48 $9.17 $9.08 $8.13 $7.84 $7.47 $5.67 $8.41 $8.98
MFS® VIT Research International Series, Initial Class[5]	2008	12,999	$5.87
MFS® VIT Total Return Series, Initial Class [1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	47,137 56,056 59,988 73,227 74,012 48,515 49,271 43,802 3,736	$11.49 $14.98 $14.58 $13.22 $13.04 $11.89 $10.37 $11.09 $11.22
MFS® VIT Utilities Series, Initial Class[5]	2008	2,193	$6.34
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Guardian Portfolio, Class I [1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	46,997 61,515 57,022 56,142 50,043 41,943 28,579 19,419 1,893	$7.90 $12.77 $12.06 $10.79 $10.10 $8.85 $6.81 $9.40 $9.68
Neuberger Berman AMT Regency Portfolio, Class I5	2008	0	0
OPPENHEIMER VARIABLE ACCOUNT FUNDS
Oppenheimer Global Securities Fund/VA, Non-Service Shares[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	26,363 75,655 51,819 33,529 28,703 25,489 25,481 18,542 4,488	$8.39 $14.23 $13.58 $11.70 $10.39 $8.84 $6.27 $8.17 $9.42
Oppenheimer Main Street® Fund/VA, Non-Service Shares[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	30,344 39,768 43,648 63,697 69,396 70,515 51,390 51,298 27,100	$6.38 $10.53 $10.23 $9.02 $8.64 $8.00 $6.41 $8.01 $9.04
PIMCO VARIABLE INSURANCE TRUST
PIMCO Total Return Portfolio, Administrative Class [6]	2008	NA	NA

VA II SA - 29

FUND Subaccount Name	Year	Number of accumulation units outstanding, end of period	Accumulation unit value
SELIGMAN PORTFOLIOS, INC.
Seligman Communications and Information Portfolio, Class 2[2]	2008 2007 2006 2005 2004 2003 2002 2001	21,322 23,690 19,453 16,178 18,677 19,981 15,655 13,721	$8.03 $12.80 $11.28 $9.38 $8.85 $8.10 $5.70 $9.08
Seligman Smaller-Cap Value Portfolio, Class 2[2]	2008 2007 2006 2005 2004 2003 2002 2001	39,985 51,304 46,666 50,745 47,621 36,197 33,197 19,340	$12.00 $20.15 $19.66 $16.49 $17.44 $14.80 $10.04 $12.05
SUMMIT MUTUAL FUNDS, INC.
Summit Balanced Index Portfolio[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	32,251 39,361 47,032 55,169 54,289 54,045 39,029 31,621 10,426	$8.89 $11.49 $10.89 $9.95 $9.80 $9.24 $7.97 $9.11 $9.67
Summit Barclays Capital Aggregate Bond Index Portfolio[3]	2008 2007 2006 2005 2004 2003	63,818 50,538 44,661 37,960 35,920 9,934	$11.61 $11.05 $10.44 $10.22 $10.20 $10.00
Summit EAFE International Index Portfolio[3]	2008 2007 2006 2005 2004 2003	22,802 32,627 20,029 16,997 14,925 5,992	$12.93 $22.89 $21.09 $17.04 $15.36 $13.21
Summit Inflation Protected Plus Portfolio[5]	2008	20,036	$9.41
Summit Lifestyle ETF Market Strategy Aggressive Portfolio[5]	2008	0	0
Summit Lifestyle ETF Market Strategy Conservative Portfolio[5]	2008	0	0
Summit Lifestyle ETF Market Strategy Target Portfolio[5]	2008	0	0
Summit Nasdaq-100 Index Portfolio[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	99,098 158,881 142,779 164,301 155,394 189,526 100,772 82,531 24,943	$2.80 $4.89 $4.18 $3.98 $3.98 $3.67 $2.51 $4.07 $6.17
Summit Natural Resources Portfolio [4]	2008 2007	16,003 0	$6.69 $11.32
Summit Russell 2000 Small Cap Index Portfolio[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	55,661 65,911 74,920 84,700 77,178 61,835 62,448 50,050 10,306	$9.09 $13.96 $14.48 $12.49 $12.19 $10.50 $7.29 $9.37 $9.36

VA II SA - 30

FUND Subaccount Name	Year	Number of accumulation units outstanding, end of period	Accumulation unit value
Summit S&P 500 Index Portfolio[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	212,059 236,820 247,728 272,328 255,392 201,350 121,311 79,733 33,307	$6.17 $9.94 $9.60 $8.44 $8.19 $7.53 $5.97 $7.82 $9.05
Summit S&P MidCap 400 Index Portfolio[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	102,062 124,811 136,145 147,350 130,127 91,948 84,710 82,291 33,010	$10.38 $16.62 $15.70 $14.51 $13.15 $11.53 $8.68 $10.38 $10.65
Summit Zenith Portfolio[1]	2008 2007 2006 2005 2004 2003 2002 2001 2000	62,321 88,895 92,274 84,984 84,850 66,027 60,838 36,626 1,604	$10.94 $18.35 $18.36 $15.13 $14.35 $12.69 $9.49 $12.52 $11.42
T. ROWE PRICE EQUITY SERIES, INC.
T. Rowe Price Blue Chip Growth Portfolio-II5	2008	11,741	$6.12
Third Avenue Variable Series Trust
Third Avenue Value Portfolio [4]	2008 2007	8,968 8,190	$4.89 $8.80
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
UIF Core Plus Fixed Income Portfolio, Class I3	2008 2007 2006 2005 2004 2003	22,602 30,777 24,233 36,681 11,583 1,164	$10.08 $11.39 $10.96 $10.72 $10.44 $10.14
UIF Emerging Markets Equity Portfolio, Class I [5]	2008	4,041	$4.61
UIF U. S. Real Estate Portfolio, Class I3	2008 2007 2006 2005 2004 2003	14,438 40,398 37,179 27,443 33,442 5,795	$13.59 $22.20 $27.17 $19.96 $17.30 $12.87

*VA II, Contract 8135, was discontinued at the time that this Contract, 8137, was introduced.  The contract level charges and other features of the two contracts are very similar, and the performance history of VA II in Carillon Account continues for this Contract.

1Commencement of operations was July 3, 2000, with a beginning accumulation unit value of $10.00.

2 Commencement of operations was May 1, 2001, with a beginning accumulation unit value of $10.00.

3 Commencement of operations was May 1, 2003, with a beginning accumulation unit value of $10.00.

4 Commencement of operations was May 1, 2007, with a beginning accumulation unit value of $10.00.

5 Commencement of operations was May 1, 2008, with a beginning accumulation unit value of $10.00.

6 Commencement of operations was May 1, 2009, with a beginning accumulation unit value of $10.00.

VA II SA - 31

APPENDIX B - IRA DISCLOSURE STATEMENT

Disclosure Summary for IRA, SEP IRA, SIMPLE IRA, and Roth IRA plans	Page 32
Disclosure Summary for 403(b) Tax Sheltered Annuity plan	Page 39

Disclosure Summary for

IRA, SEP IRA, SIMPLE IRA, and Roth IRA plans

The Internal Revenue Service (IRS) requires us to provide you this disclosure statement.  This Disclosure Statement explains the rules governing your Individual Retirement Account (IRA).  The disclosure reflects our current understanding of the law, but for personal tax advice you should consult a lawyer or other licensed tax expert to learn how the applicable tax laws apply to your situation.  This Disclosure Summary is not  intended as, nor does it constitute, legal or tax advice.  For further information about IRAs, contact any district office of the IRS, or consult IRS Publication 590:  Individual Retirement Arrangements.

If you have any questions about your Contract, please contact us at the address and telephone number shown below.

YOUR RIGHT TO CANCEL

You may cancel your IRA within seven days after the date you receive this disclosure statement.  To revoke your plan and receive a refund for the amount paid for your IRA, you must send a signed and dated written notice to cancel your Contract no later than the seventh day after issuance to us at:

                                The Union Central Life Insurance Company

                                1876 Waycross Road

                                Cincinnati, Ohio 45240

                                Telephone: 513-595-2728 — 8:15 a.m.- 4:30 p.m. (Eastern Time Zone)

Your revocation will be effective on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid.  After seven days following receipt of this Disclosure Statement, or longer if required by state law, you cannot cancel.

PROVISIONS OF IRA LAW

This disclosure is applicable when our variable annuity Contract is used for a Regular IRA, Spousal IRA, Rollover IRA, or a Roth IRA.  Additionally, this disclosure provides basic information for when our variable annuity Contract is used for a Simplified Employee Pension (SEP)-IRA, or Savings Incentive Match Plan for Employees (SIMPLE)-IRA.  A separate Contract must be purchased for each individual under each arrangement/plan.  While Internal Revenue Code ("IRC") provisions for IRAs are similar for all such arrangements/plans, certain differences are set forth below.

REGULAR IRA

Eligibility

You are eligible to establish a Regular IRA if you are younger than age 70½ and if, at any time during the year, you are an employee or self-employed and receive compensation or earned income that is includible in your gross income.  Your spouse may also establish a "spousal IRA" that you may contribute to out of your compensation or earned income for any year before the year in which your spouse reaches age 70½.  To contribute to a spousal IRA, you and your spouse must file a joint tax return for the taxable year.

Additionally, regardless of your age, you may transfer funds from another IRA or certain qualified plans to a "Rollover IRA," which is described below.

Annual Contribution Limits

You may make annual contributions to a Regular IRA of up to the Annual Contribution Limit ($3,000 for 2004, $4,000 for 2005 through 2007, and $5,000 in 2008 and 2009), or 100% of your earned income (compensation), whichever is less.  If you are age 50 or older, the Annual Contribution Limits are increased by $500 per year through

VA II SA - 32

2005 and $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit.  Beginning after 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If you and your spouse both work and have compensation that is includible in your gross income, each of you can annually contribute to a separate Regular IRA up to the lesser of the Annual Contribution Limit or 100% of your compensation or earned income.  However, if one spouse earns less than the Annual Contribution limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal IRA.  The total contributions to both IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The combined limit on contributions to both Regular and Roth IRAs for a single calendar year for you may not exceed the Annual Contribution Limit (or twice the Annual Contribution Limit for a couple filing jointly).

Distributions from another IRA or certain other qualified plans may be "rolled over" into a Regular IRA and such rollover contributions are not limited by this annual maximum.

Contributions must be made by the due date, not including extensions, for filing your tax return.  A contribution made between January 1 and the filing due date for your return must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

The amount of permissible contributions may or may not be tax-deductible depending on whether you are an active participant in an employer sponsored retirement plan and whether your adjusted gross income ("AGI") is above the phase-out level.

Deductibility of Contributions

Contributions made for the tax year are fully deductible if neither you nor your spouse (if married) is an active participant in an employer-sponsored retirement plan (including qualified pension, profit sharing, stock bonus, 401(k), or 403(b) plans, SEP plans, SIMPLE IRA, SIMPLE 401(k) plans, and certain governmental plans for any part of such year.

If you are an active participant in an employer sponsored retirement plan you may make deductible contributions if your Adjusted Gross Income (AGI) is below a threshold level of income.  For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range.  If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

Active participants with income above the phaseout range are not entitled to an IRA deduction.  The phaseout limits are scheduled to increase as follows:

	Married Filing Jointly	Single/Head of Household
Year	AGI	AGI
2004	$65,000 ‑ $ 75,000	$45,000 ‑ $55,000
2005	$70,000 ‑ $ 80,000	$50,000 ‑ $60,000
2006	$75,000 ‑ $ 85,000	$50,000 ‑ $60,000
2007	$80,000 ‑ $ 100,000	$50,000 ‑ $60,000
2008	$85,000 - $ 105,000	$53,000 - $63,000
2009	$89,000 - $ 109,000	$55,000 ‑ $65,000

If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $166,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $166,000 and $176,000.

Even if you will not be able to deduct the full amount of your Regular IRA contribution, you can still contribute up to the Annual Contribution Limit with all or part of the contribution being non-deductible.  The combined total must not exceed your Annual Contribution Limit.  Any earnings on all your Regular IRA contributions accumulate tax-free until you withdraw them.

VA II SA - 33

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax.  The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Regular IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

                You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made.  Any earnings so distributed will be taxable in the year for which the contribution was made.

                If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year.  This is allowed to the extent you under-contribute in the later year.  The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated.  To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Distributions From Your Regular IRA During Your Life

You may take distributions from your Regular IRA at any time.  However, there is a 10% premature distribution tax on the amount includible in your gross income distributed prior to you attaining age 59½, unless:  (1) the distribution is made to a Beneficiary on or after the owner's death; (2) distribution is made because of your death or permanent disability; (3) the distribution is part of a series of substantially equal periodic payments (made at least annually) that do not exceed your life expectancy or the life expectancy of you and your designated Beneficiary; (4) the distribution is made for medical expenses which exceed 7.5% of your adjusted gross income; (5) the distribution is made to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re‑employed for 60 days or more; (6) the distribution is made for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; (7) the distribution is made for the qualified first‑time home buyer expenses (up to a lifetime maximum of $10,000) incurred by you or your spouse or a child, grandchild, parent or grandparent of you or your spouse; or (8) distributions to satisfy a levy issued by the IRS.  Generally, the part of a distribution attributable to non‑deductible contributions is not includable in income and is not subject to the 10% penalty.

When you reach age 70½ you must elect to receive Required Minimum Distributions (RMD) no later than April 1 following the year in which you reach age 70½ whether or not you have retired (Required Distribution Date).  (Note:  IRA owners working beyond age 70½ are not permitted to delay distributions until after retirement.)  You may satisfy the Required Minimum Distribution requirements by electing to receive either systematic payments or one lump sum of all the funds.  If you elect systematic payments, there is a minimum amount which you must withdraw by the Required Distribution Date and by each December 31 thereafter.  We can provide the RMD amount for you, if you request us to make the calculation.  Your own tax or financial adviser may calculate the amount of your minimum distribution each year to make sure this requirement is met coordinating it with other IRAs you may own.  Failure to take the RMD could result in an additional tax of 50% of the amount not taken. *

Distributions From Your Regular IRA After Your Death

If you die before all the funds in your Regular IRA have been distributed, the remaining funds will be distributed to your designated Beneficiary as required below and as selected by such Beneficiary.

If you die before the Required Distribution Date, your designated Beneficiary must withdraw the funds remaining as follows:  1) distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs; or 2) distributed over the life or life expectancy of the named Beneficiary and must begin on or before December 31 of the calendar year following the year of your death.  However, if the named Beneficiary is your spouse; payments must begin before December 31 of the calendar year in which you would have reached age 70½.  If you did not designate a proper Beneficiary, the funds remaining shall be distributed within five years after your death.

* Note:  Required minimum distributions ("RMD") from IRAs are waived for the calendar year 2009, because of tax law changes signed into law December 23, 2008 (the Workers, Retiree and Employer Recovery Act of 2008).  See IRS Notice 2009-9 or your tax adviser for more information.

VA II SA - 34

If you die after the Required Beginning Date, your designated Beneficiary must select to have the remaining amount of your Regular IRA distributed over the longer of 1) the Beneficiary's life expectancy or 2) your remaining life expectancy beginning no later than December 31 of the calendar year following the year of your death.  If you do not designate a Beneficiary, your interest is distributed over your remaining life expectancy.

Your surviving spouse, if the sole Beneficiary, may elect to treat your Regular IRA as his or her own Regular IRA. **

Tax Consequences

Amounts paid to you or your Beneficiary from your Regular IRA are taxable as ordinary income, except that you recover your nondeductible Regular IRA contributions tax-free.

If a minimum distribution is not made from your IRA for a tax year in which it is required, the excess of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

Tax-Free Rollovers

Under certain circumstances, you, your spouse, or your former spouse (pursuant to a qualified domestic relations order) may roll over all or a portion of your distribution from another Regular IRA, a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, governmental 457 plan, SEP plan or SIMPLE plan into a Regular IRA.  Such an event is called a Rollover and is a method for accomplishing continued tax deferral on otherwise taxable distributions from said plans.  Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

There are two ways to make a Rollover to your IRA:

1.     Participant Rollovers are accomplished by contributing part or all of the eligible rollover distribution (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution.  Participant Rollover amounts are subject to a mandatory 20% federal income tax withholding except Participant Rollovers from another Regular IRA.  Regular IRA to Regular IRA Rollovers are limited to one per distributing plan per 12 month period.  However, you may transfer Regular IRA assets to another Regular IRA (where you do not directly receive a distribution) and such transfers are not subject to this limitation.  Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2-year period following the date you first participate in any SIMPLE Plan maintained by your employer.

2.     Direct Rollovers are made by instructing the plan trustee, custodian, or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA.  Direct Rollover amounts are not subject to mandatory federal income tax withholding.

Certain distributions are not  considered to be eligible for Rollover and include:

  distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more;
  required minimum distributions made during or after the year you reach age 70½;
  any hardship distributions made under the terms of the plan; and
  amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed.

Under certain circumstances, you may roll over all or a portion of your eligible distribution from your Regular IRA to a 401(a) qualified retirement plan, 401(k) plan, 403(b) plan, or governmental 457 (No Regular IRA Rollovers to Simple IRAs are allowed).  However, you may not roll after-tax contributions from your Regular IRA to a 401(a), 401(k) plan, 403(b) plan, or governmental 457 plan.

For rules applicable to rollovers or transfers to Roth IRAs, see the paragraphs on Roth IRA, next page.

** See Note page 34.

VA II SA - 35

SEP IRA

A SEP Plan allows self-employed people and small business owners to establish SEP IRAs for the business owner and eligible employees, if any.  SEP IRAs have specific eligibility and contribution limits (as described in IRS Form 5305-SEP); otherwise SEP IRAs follow the same rules as Regular IRAs.

SIMPLE IRA

SIMPLE IRAs operate in connection with a SIMPLE Plan maintained by an eligible employer.  Each participating employee has a SIMPLE IRA to receive under the plan.  SIMPLE IRAs have specific eligibility, contribution, and tax-withdrawal penalties (as described in IRS Form 5304-SIMPLE); otherwise, SIMPLE IRAs follow the same rules as Regular IRAs. ***

ROTH IRA

Eligibility

You are eligible to make annual contributions to a Roth IRA if you receive compensation from employment, earnings from self-employment, or alimony, and your (and your spouse's) AGI is within the limits described below.  Also, you may contribute to a different Roth IRA, established by your spouse (spousal Roth IRA), out of your compensation or earned income for any year.  Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70½.

Limit on Annual Contributions

You can make annual contributions to a Roth IRA of up to the Annual Contribution Limit or 100% of your compensation or earned income, whichever is less, subject to the limitations below.  The Annual Contribution Limit is $3,000 for 2004, $4,000 for 2005 through 2007, and $5,000 thereafter.  If you are age 50 or older, the Annual Contribution Limits are increased by $500 per year through 2005 and $1,000 per year thereafter, so long as your earned income or compensation is greater than the Annual Contribution Limit.  Beginning after 2009, the Annual Contribution Limits will be increased by the IRS to reflect inflation.

If each spouse earns at least the Annual Contribution Limit, each of you may make the maximum contribution to your Roth IRA, respectively, subject to the limitations discussed below.  However, if one spouse earns less than the Annual Contribution Limit, but both spouses together earn at least twice the Annual Contribution Limit, it may be advantageous to use the spousal Roth IRA.  The total contributions to both Roth IRAs may not exceed the lesser of twice the Annual Contribution Limit or 100% of you and your spouse's combined compensation or earned income.

The Annual Contribution Limit is the maximum that can be contributed to all IRAs (Roth and Regular) by an individual in a year.  The maximum amount that may be contributed to your Roth IRA is always reduced by any amount that you have contributed to your Regular IRAs for the year.

The maximum amount you or your spouse may contribute to a Roth IRA is limited based on your tax filing status and your (and your spouse's) AGI.  You may contribute the maximum contribution to your Roth IRA if you are single and your AGI is less than $105,000.  Your ability to contribute to your Roth IRA is phased out at $120,000.  You may contribute the maximum contribution to your Roth IRA if you are married filing jointly and your AGI is less than $166,000.  Your ability to contribute to your Roth IRA is phased out at $176,000.

Roth IRA contributions must be made by the due date, not including extensions, for filing your tax return.  A contribution made between January 1 and the filing due date for your return, must be submitted with written direction that it is being made for the prior tax year or it will be treated as made for the current tax year.

Deductibility of Contributions

Unlike a Regular IRA, contributions to your Roth IRA are not deductible.

*** See Note page 34.

VA II SA - 36

Excess Contributions

If you contribute in excess of the maximum contribution limit allowed in any year, the excess contribution could be subject to a 6% excise tax.  The excess is taxed in the year the excess contribution is made and each year that the excess remains in your Roth IRA.

If you should contribute more than the maximum amount allowed, you can eliminate the excess contribution as follows:

▪     You may withdraw the excess contribution and net earnings attributable to it before the due date for filing your federal income tax in the year the excess contribution was made.  Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution tax.

▪     If you elect not to withdraw an excess contribution, you may apply the excess against the contribution limits in a later year.  This is allowed to the extent you under-contribute in the later year.  The 6% excise tax will be imposed in the year you make the excess contribution and each subsequent year, until eliminated.  To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction).

Tax on Withdrawals From Your Roth IRA

You can make withdrawals from your Roth IRA at any time and the principal amounts that you contributed are always available to be withdrawn by you tax-free.  Withdrawal of amounts considered earnings or growth will also be tax-free if the following qualified distribution requirements are met:  1) the withdrawal must satisfy the five-year holding period and be made either on or after you reach 59½, due to your death or disability, or for qualified first-time homebuyer expenses.

If the requirements for a tax-free withdrawal are not met, a withdrawal consisting of your own prior contribution amounts for your Roth IRA will not be considered taxable in the year you receive it, nor will the 10% penalty apply.  A non-qualified withdrawal that is considered earnings on your contributions is includible in your gross income and may be subject to the 10% withdrawal penalty.  Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5‑taxable‑year period beginning on the first day of the individual's taxable year in which the conversion contribution was made.

Required Payments From Your Roth IRA

Unlike a Regular IRA, while you are living, there are no distribution requirements for your Roth IRA.

After your death, if you have begun to receive distributions under an annuity option (not including an interest only option), the remaining Contract value will continue to be distributed to your designated Beneficiary according to the terms of the elected options, provided that method satisfies IRC requirements.

If you die before your entire interest in the Contract is distributed, your entire interest in your Roth IRA generally must be distributed no later than the end of the fifth calendar year after your death occurs ("five-year payout rule").  Your designated Beneficiary may elect to receive distributions over a period not longer than his or her life expectancy, if the election is made and distributions begin on or before the end of the year following the year of your death.  Otherwise, the entire benefit must be paid under the five-year payout rule.

If the designated Beneficiary is your surviving spouse, the spouse may elect to treat the Roth IRA as his or her own.

Rollovers and Conversions

You may roll over any amount from an existing Roth IRA to another Roth IRA.  Under certain circumstances, you may also convert an existing Regular IRA to a Roth IRA.  You can roll over distributions from a Regular IRA to a Roth IRA if your AGI is $100,000 or less and you convert such amounts within 60 days after distribution.  Note that contributions to a Roth IRA are not deductible and income limits apply.  There may be additional income tax consequences upon such a conversion.  You will have excess contributions if the amount you convert to a Roth IRA plus your contributions to all of your IRAs exceed your IRA contribution limits for the year.  To avoid the 6% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before your tax return due date or recharacterize the contribution, if permitted.  Consult your financial adviser to determine other considerations when converting a Regular IRA to a Roth IRA.

**** See Note page 34.

VA II SA - 37

Recharacterization

You may correct an IRA contribution or conversion by recharacterizing your contribution or conversion.  For example, you may have converted from a Regular IRA to a Roth IRA and learn later you were not eligible to make the conversion.  You may accomplish a recharacterization by making a trustee-to-trustee transfer (including any net income attributable to the contribution) from the first IRA to the second IRA, on or before your tax return due date for reporting the contribution to the first IRA.  Once the transfer is made, the election is irrevocable.  Recharacterizing a contribution treats it as contributed to the second IRA on the same date as initially contributed to the first IRA.  If you elect to recharacterize a contribution, you must report it on your Federal income tax return as made to the second IRA, instead of the first.  Consult your tax adviser before recharacterizing a contribution.

GENERAL INFORMATION AND RESTRICTIONS FOR ALL IRAS

Lump Sum Distribution

If you decide to receive the entire value of your IRA Plan in one lump sum, the full amount is taxable when received (except as to non‑deductible contributions in a Regular IRA or as to a Roth IRA, or "qualified distributions" from a Roth IRA), and is not eligible for the special 5 or 10 year averaging tax rules under IRC Section 402 on lump sum distributions which may be available for other types of Qualified Retirement Plans.

Nontransferability

You may not transfer, assign or sell your IRA to anyone (except in the case of transfer incident to divorce).

Nonforfeitability

The value of your IRA belongs to you at all times, without risk of forfeiture.

Loans and Prohibited Transactions

If you engage in a so-called prohibited transaction as defined by the Internal Revenue Code, your IRA will be disqualified and the entire taxable balance in your Regular IRA account, and the amount of earnings or gains in your Roth IRA account, will be taxed as ordinary income in the year of the transaction.  You may also have to pay the 10% penalty tax.  For example, IRAs do not permit loans.  You may not borrow from your IRA (including Roth IRAs) or pledge it as security for a loan.  A loan would disqualify your entire IRA and be treated as a distribution.  It would be includable in your taxable income in the year of violation and subject to the 10% penalty tax on premature distributions.  A pledge of your IRA as security for a loan would cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

Financial Disclosure

Contributions to your IRA will be invested in a variable annuity contract.  The variable annuity contract, its operation, and all related fees and expenses are explained in detail in the prospectus to which this Disclosure Statement is attached.

Growth in the value of your variable annuity contract IRA cannot be guaranteed or projected.  The income and expenses of your variable annuity contract will affect the value of your IRA.  Dividends from net income earned are reduced by investment advisory fees and also by certain other costs.  For an explanation of these fees and other costs, please refer to this prospectus.

STATUS OF OUR IRA PLAN

We may, but are not obligated to, seek IRS approval of your Regular IRA or Roth IRA form.  Approval by the IRS is optional to us as the issuer.  Approval by the IRS is to form only and does not represent a determination of the merits of the Regular IRA or Roth IRA.

VA II SA - 38

Disclosure Summary for

TAX SHELTERED ANNUITY PLAN

Under IRC Section 403(b)

The Contract may be purchased by you or your employer as part of a retirement plan under Internal Revenue Code (IRC) Section 403(b).  This section provides a summary of benefits afforded a tax-qualified retirement plan under IRC 403(b), and the prospectus' SUMMARY OF VARIABLE ACCOUNT EXPENSES and CHARGES AND OTHER DEDUCTIONS sections describe applicable costs.  You should refer to the Contract and Riders for a full description of the benefits and charges of purchasing the Contract for an IRC 403(b) plan.

NOTICE REGARDING EXCHANGES

On July 26, 2007, the Internal Revenue Service ("IRS") published new regulations for tax sheltered annuity contracts under Internal Revenue Code Section 403(b).  Therefore, Union Central is suspending 403(b) exchanges (both incoming and outgoing) until an information sharing agreement is in place with your employer.  Please see the FEDERAL INCOME TAX MATTERS section of this prospectus for more information.

CONTRIBUTIONS

Contributions under the Contract must be remitted by the Employer.  You may, with our agreement, (i) transfer to the Contract any amount held under a contract or account that meets the requirements of IRC Section 403(b) ("Transferred Funds"), or (ii) roll over contributions from a contract or account that meets the requirements of IRC Sections 403(b) or 408(d)(3)(A)(iii).  If you make a transfer as described in (i) above, you must tell us the portion, if any, of the Transferred Funds which are (a) exempt from the payment restrictions described below and (b) eligible for delayed distribution under the Required Minimum Distribution provision below.  If you do not tell us, then we will treat all such amounts as being subject to the applicable tax restrictions.  Any Transferred Funds from a contract not issued by us will be reduced by the amount of any tax charge that applies, as we determine.

Contributions to the Contract are limited to your exclusion allowance for the year computed as required by IRC Sections 403(b), 415, and 402(g), which is $16,500 for 2009.  Unless this Contract is purchased under an ERISA Plan, all contributions are made by your Employer under a salary reduction agreement you enter into with your Employer.  Your salary reduction contributions are "elective deferrals" and cannot exceed the elective deferral limitations under IRC Section 402(g) which apply to this Contract and all other 403(b), 401(k), or SIMPLE plans, contracts or arrangements with your Employer.  If contributions to the Contract inadvertently cause the excess deferral limit to be violated, such deferrals must be distributed by April 15 of the following calendar year, subject to any Contract withdrawal charge that may be applicable.

In the case of an individual who is 50 or older, the annual cash contribution limit is increased by $5,500 for 2009.  This amount may be increased for inflation in future years.

Notwithstanding any provision of the Contract to the contrary, contributions will be permitted with respect to qualified military service in accordance with the requirements of IRC Section 414(u), if applicable, and limited to limits imposed by IRC Section 403(b).

We reserve the right to reject or refund any contributions when we believe doing so is necessary for the Contract to comply with IRC Section 403(b) or the Plan.

DISTRIBUTIONS

When Annuity Income Payments Begin

Your selection of an Annuity Date for annuity income payments to begin is subject to the maximum maturity age, if any, stated in the Contract Data pages.  If you choose an Annuity Date later than age 70½, you must withdraw at least the required minimum distribution required by tax regulations that apply, unless you elect to satisfy these requirements through other 403(b) arrangements you may have.

VA II SA - 39

Permitted Distributions

Distributions of Contract value in the case of salary reduction contributions will only be permitted:

•         upon the Owner's severance of employment;

•         after the Owner's age 59½;

•         due to disability within the meaning of IRC Section 72(m)(7);

•         due to financial hardship;

•          qualified reservist distribution.

Distributions may be further restricted if we are notified of more restrictive Plan limits.  Withdrawal charges may apply to distributions.

Despite the distribution restrictions stated above, we will permit distributions of salary deferrals in excess of IRC limits contributed to the Contract, and any allocable gain or loss, including that for the "gap period" between the end of the taxable year and distribution date, provided you notify us in writing by March 1 of the year following the taxable year of the excess deferral and certify the amount of the excess deferral.

Distributions attributable to contributions transferred from a custodial account qualified under IRC Section 403(b)(7) or from an annuity under IRC Section 403(b)(1) shall be subject to the same or, where there has been more than one transfer, more stringent distribution requirements as they were subject to prior to the transfer, unless otherwise permitted by law or regulation.

Trustee-to-trustee transfers to another 403(b) qualified plan are not considered a distribution and are not restricted.

If your employer has established an ERISA plan under IRC Section 403(b), we will restrict any distributions under the Contract pursuant to IRC Sections 401(a)(11) and 417.

Direct Rollover Option

A distributee under the Contract, or the distributee's surviving spouse, or the spouse of the distributee's former spouse who is an alternate payee under a qualified domestic relations order (as defined in IRC Section 414(p)) (collectively, the "distributee" for purposes of this paragraph), may elect to have any portion of an eligible distribution paid directly to an eligible retirement plan specified by the distributee as a direct rollover.  (For purposes of a direct rollover, an eligible retirement plan includes 403(b) annuity policies, a qualified retirement plans under 401(a), 401(k) plans, IRAs and 457 governmental plans.)  The direct rollover option is not available to the extent that a minimum distribution is required under IRC Section 401(a)(9).  The direct rollover option also does not apply to Contract distributions permitted and made on account of a hardship.

If Contract annuity payments have already begun, a direct rollover option does not apply to those payments being paid:  (a) in substantially equal periodic payments for a period of ten years or more; or, (b) as part of a life annuity.

Required Minimum Distributions

Distributions under the Contract made on or after January 1, 2003 will be subject to Required Minimum Distribution requirements of IRC §401(a)(9) pursuant to final and temporary regulations issued by the IRS in 2002 and 2004, respectively.

Required Minimum Distribution payments for this Contract must be computed for the calendar year you turn age 70½ and for each year thereafter.  The Required Minimum Distribution payments you compute must start no later than April 1 of the calendar year after you turn age 70½, except as otherwise noted below, and except that if your employer is a church or government organization, the start date is the later of this date or April 1 of the calendar year after you retire.

Payments of your annual Required Minimum Distribution calculated for this Contract may be made from this Contract or from another 403(b) arrangement that you maintain, if permitted by Internal Revenue Service rules.  These payments may be made under any method permitted for 403(b) Plans and acceptable to us; several of your Contract's annuity income options fulfill the IRC requirements.

If you die after Required Minimum Distribution payments have begun, the remaining amount of your Contract value must continue to be paid at least as quickly as under the calculation and payment method being used before your death.

VA II SA - 40

If you die before Required Minimum Distribution payments begin, payment of your Contract value must be completed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs, except to the extent that a choice is made to receive death benefit payments under (a) and (b) below:

(a)     If payments are to be made to a Beneficiary, then the Contract value may be paid over the life or life expectancy of the named Beneficiary.  Such payments must begin on or before December 31 of the calendar year which follows the year of your death.

(b)     If the named Beneficiary is your spouse, the date that payments must begin under (a) above will not be before

(i)    December 31 of the calendar year which follows the year of your death or, if later,

(ii)   December 31 of the calendar year in which you would have reached age 70½.

Conversion of a 403(b) contract to a Non-403(b) Qualified contract

Upon no longer being covered under a 403(b) plan, you may "roll over" some or all of your 403(b) Contract assets into another tax-qualified annuity contract, including an Individual Retirement Annuity contract.  Should you desire to exercise such a roll over, you may elect to convert your existing 403(b) Contract with us into an IRA Contract.  Upon such a conversion, your 403(b) Tax Sheltered Annuity Endorsement (and related charges) will be replaced with an Individual Retirement Annuity Endorsement (and any related charges) to assure continued compliance of your Contract with applicable tax law.  You will receive full disclosure about the effect of any such conversion prior to making your election.

***** See Note page 34.

VA II SA - 41

APPENDIX C - DISCLAIMERS

The Russell 2000 Index is a trademark/service mark of the Frank Russell Company.  Russell is a trademark of the Frank Russell Company.  Summit Fund and the Russell 2000 Small Cap Index Portfolio are not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company.  Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise.  Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index.  Frank Russell has no obligation to take the needs of any particular Fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based.  Frank Russell Company makes no representation, warranty, or guarantee as to the accuracy, completeness, reliability, or otherwise of the index or data included in the index.  Frank Russell Company makes no representation or warranty regarding the use, or the results of use, of the index or any data included therein, or any security (or combination thereof) comprising the index.  Frank Russell Company makes no other express or implied warranty, and expressly disclaims any warranty of any kind, including, without means of limitation, any warranty of merchantability or fitness for a particular purpose with respect to the index or any data or any security (or combination thereof) included therein.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500®," "500," "S&P MidCap 400 Index," and "Standard & Poor's MidCap 400 Index" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Mutual Funds, Inc. ("Summit Funds").  The Summit S&P 500 Index Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's.  See  further discussion in the Summit Funds prospectus.

"Nasdaq" and related marks are trademarks or service marks of The Nasdaq Stock Market, Inc. "Nasdaq" and "Nasdaq-100 Index" have been licensed for use for certain purposes by Summit Mutual Funds, Inc. and the Nasdaq-100 Index Fund.  The Nasdaq-100 Index is composed and calculated by Nasdaq without regard to Summit Mutual Funds.  Nasdaq makes no warranty, express or implied, and bears no liability with respect to the Nasdaq-100 Index Fund.  Nasdaq makes no warranty, express or implied, and bears no liability with respect to Summit Mutual Funds, its use, or any data included therein.

VA II SA - 42

APPENDIX D - "VA II"

Flexible Premium Deferred Variable Annuity

The Contract issued through August 2003 is Union Central Form 8135, which contains additional provisions concerning use of the guaranteed account as an Investment Option, death benefits, and maximum transfer fees.  Below are the terms of the prospectus that accompanied use of Contract Form 8135, and which still apply to those who own that Contract, as well as terms applicable to VA II loans (available only with 403(b) plans). The capitalized terms have the same definitions as in this prospectus.  Any additional defined terms are included in the applicable section.

1.  Guaranteed Account

Definitions:

Guaranteed Account:  The portion (if any) of your Contract's accumulation value that is held in our general account and accumulates at a guaranteed rate as stated in your Contract.

Variable Account:  The portion of your Contract's accumulation value that is invested in one or more Subaccounts of Carillon Account.  Your Variable Account is divided into one or more Subaccounts to which you have allocated your accumulation value.

Premiums allocated to the Guaranteed Account and transfers to the Guaranteed Account become part of our general assets, which support our insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the Guaranteed Account have not been registered under the Securities Act of 1933 ("1933 Act") nor is Union Central registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither Union Central nor any interests in our general assets generally are subject to the provisions of the 1933 or 1940 Acts and it is understood that the SEC staff has not reviewed the disclosures in this prospectus which relate to the fixed portion of the Contract. Disclosures regarding the fixed portion of the Contract and Union Central, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. For complete details regarding the fixed portion, see the Contract itself.

The Guaranteed Account is the value of the Contract that is part of our general assets, other than those allocated to separate investment accounts such as Carillon Account.  You may elect to allocate all or part of your premiums to the Guaranteed Account, and you may also transfer values from your Variable Account to the Guaranteed Account. We bear the full investment risk for all amounts allocated or transferred to the Guaranteed Account, whereas you bear the investment risk for amounts allocated or transferred to your Variable Account. We have sole discretion to invest our general assets, including assets funding the Guaranteed Account, subject to applicable law.

We guarantee that we will credit interest to the Guaranteed Account at an effective rate of at least the minimum rate required by state law per year, compounded annually. Interest in excess of the guaranteed rate may be used in the calculation of the Guaranteed Account at such increased rates and in such a manner as we may determine. Any interest credited to the Guaranteed Account in excess of the minimum guaranteed rate will be determined in our sole discretion.

We guarantee that, during the Pay-in Period, the Guaranteed Account of the Contract will be at least equal to:

•         the total of all net premiums allocated to the Guaranteed Account; plus

•         the total of all amounts transferred to the Guaranteed Account from the Variable Account; minus

•         the total of all amounts transferred from the Guaranteed Account to the Variable Account (including the transfer fee); minus

•         the total of any administration fees attributable to the Guaranteed Account; minus

•         the total of all partial surrenders from the Guaranteed Account; plus

•         interest accumulated in the Guaranteed Account.

You may surrender all or part of your Guaranteed Account value at any time during the Pay-in Period prior to the death of the Annuitant.  We intend to pay surrender requests upon receipt but reserve the right to delay payment of all surrenders from the Guaranteed Account for up to six months.  Surrenders from the Guaranteed Account generally are subject to the same provisions that apply to surrenders from the Variable Account.

Amounts may be transferred among Subaccounts, or between the Guaranteed Account and Subaccounts, at any time during the Pay-in Period.  There are no limits on the amount you may transfer out of the Guaranteed Account; the minimum amount that may be transferred is $300, or if less, the entire amount in the Investment Option.  No transfers may be made with respect to fixed annuity benefit payments.

VA II SA - 43

2.  Definition of Contract Owner

The following definition of Contract Owner substitutes for the definition on page 3:

"Contract Owner ("You")—During the Annuitant's lifetime and prior to the Maturity Date, the person designated as the owner in the Contract or as subsequently changed. During the Pay-out Period, the Annuitant is the Contract Owner. After the Annuitant's death, the Beneficiary is the Contract Owner.  If a Contract has been absolutely assigned, the assignee is the Contract Owner.  A collateral assignee is not a Contract Owner."

3.  The following provision substitutes for the language under "Annuity Benefit Payments" on page 5:

You can choose among a variety of types of fixed and variable annuity benefit payments to be made during the Pay-out Period.

If the Annuitant dies before the Maturity Date and the Annuitant was the Contract Owner or the Contract Owner is still living, then we will pay the Beneficiary a death benefit equal to the greater of:

•         the Contract's accumulation value, or

•         the sum of all premiums paid less any amounts deducted in connection with partial surrenders.

4.  The following provision substitutes for the language under "Death Benefits" on page 19:

If the Annuitant is the Contract Owner and dies during the Pay-in Period, then a death benefit will be paid to the Beneficiary. Subject to state insurance law, the death benefit will be the greater of:

•         the sum of all premiums paid less any amounts deducted in connection with partial surrenders; or

•         the Contract's accumulation value on the date we receive Due Proof of Death.

This formula guarantees that the death benefit will at least equal the sum of all premiums paid (less any partial surrenders and surrender charges on such partial withdrawals), independent of the investment experience of Carillon Account.

If a Contract Owner who is not the Annuitant dies during the Pay-in Period and while the Annuitant is living, we normally will pay the Contract's accumulation value (measured as of the date we receive Due Proof of Death) to your Beneficiary.  However, if the Contract Owner's spouse is the designated Beneficiary under the Contract, that spouse will become the Contract Owner and no distribution will be required as a result of the death of the original Contract Owner.

If the Annuitant dies during the Pay-out Period, we will provide the death benefit, if any, contained in the particular annuity benefit option elected.

5.  The current transfer fee of $10 is the same, but the maximum transfer fee is $100, which would only be charged in circumstances where you transfer at least $100,000, or the entire variable account value of your Contract, if less, out of and into the same Portfolio within 30 days, a practice commonly known as "day trading".

6.  Loans

The interest rate charged on a loan balance is guaranteed not to exceed a maximum rate of 6%.  This is also the current interest rate.  The interest rate credited to the Accumulation Value that is collateral for the loan is 4%.   Therefore, the net interest cost to the Contract Owner is 2% of the loan balance.

Loans are available only for Tax Sheltered Annuities under IRC Section 403(b).  Each loan must be:

•         requested and repaid prior to the Maturity Date.

•         at least $2,500 but not more than $50,000 (including the sum of the new loan and the highest outstanding loan balance(s) during the last 12 months).

•         equal to or less than 50% of the cash value of the Guaranteed Account.

•         repaid in substantially equal payments, at least quarterly, over a period of 5 years (10 years if used to acquire a primary residence).

•         automatically defaulted and treated as a deemed distribution (or actual distribution, if circumstances allow) if scheduled payments are not received by the due date or within the grace period.

VA II SA - 44

Carillon Account

("Separate Account")

of

Ameritas Life Insurance Corp.

("Ameritas Life")

Supplement to:

Statement of Additional Information for:

VA I, VA II SA and VA II, and Advantage VA III

dated May 1, 2012, as supplemented

Supplement dated July 1, 2014

This supplement updates certain information contained in the above-referenced Statement of Additional Information (the "SAI") for Contracts formerly issued by The Union Central Life Insurance Company (Union Central Life).  Please read it and keep it together with your prospectus for future reference.

As a result of the Merger, the SAI is revised as follows:

1.       All references to "The Union Central Life Insurance Company" or "Union Central Life" in the SAI are replaced with "Ameritas Life Insurance Corp." or "Ameritas Life."  The terms "we," "us" and "our" also are used to describe Ameritas Life.

2.       Contact information for Ameritas Life’s Home Office is phone: 800-745-1112, 5900 O Street, Lincoln, NE 68510.

3.       The section “General Information and History” appearing in the SAI is replaced with the following:

Ameritas Life Insurance Corp. ("Ameritas Life"), 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized in 1887 under the laws of Nebraska.

Ameritas Life is an indirect, wholly owned subsidiary of Ameritas Mutual Holding Company ("Ameritas"), a Nebraska mutual holding company.

Effective July 1, 2014, The Union Central Life Insurance Company ("Union Central Life") merged with and into Ameritas Life.  Union Central Life was a subsidiary of Ameritas Life, and an indirect, wholly owned subsidiary of Ameritas.

Upon the merger, Ameritas Life acquired from Union Central Life all of Union Central Life’s assets, and became directly liable for Union Central Life’s liabilities and obligations with respect to all Contracts issued by Union Central Life then outstanding.  The Carillon Account is now a separate account of Ameritas Life.

All other provisions of your Contract remain as stated in your Contract and prospectus, as previously supplemented.

Please retain this Supplement with the current prospectus for your variable Contract.

If you do not have a current prospectus, please contact Ameritas Life at 1-800-745-1112.

IN 1807  7-14

CARILLON ACCOUNT

of

THE UNION CENTRAL LIFE INSURANCE COMPANY

("Union Central Life")

5900 "O" Street, Lincoln, Nebraska 68510  402-467-1122

STATEMENT OF ADDITIONAL INFORMATION FOR:

VA I, VA II, VA II SA, and  Advantage VA III

Flexible Premium Deferred Variable Annuities

May 1, 2012

This Statement of Additional Information is not a prospectus.  Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectuses.  Accordingly, this Statement should be read in conjunction with the current Prospectus for your Contract dated May 1, 2012, which may be obtained by calling The Union Central Life Insurance Company ("we," "our" or "Union Central Life") at 513-595-2600, or writing to our administrative offices at 1876 Waycross Road, Cincinnati, Ohio 45240.

TABLE OF CONTENTS

Page

General Information and History	2
Other Information	2
Services	2
Distribution of Contracts	3
Calculation of Performance	3
Determination of Annuity Payments	5
Miscellaneous Contract Provisions	5
Asset Allocation Program	6
Licensing Agreement	8
Custody of Carillon Account's Assets	8
Independent Auditors and Independent Registered Public Accounting Firm	8
Financial Statements of Carillon Account and of Union Central Life (following Page 8)

Carillon Account	1

GENERAL INFORMATION AND HISTORY

Union Central Life, 5900 "O" Street, Lincoln, Nebraska 68510, is a Nebraska stock life insurance company organized under the insurance laws of the State of Ohio in1887.  Effective April 22, 2009, Union Central Life transferred its domicile from Ohio to Nebraska.  Administrative offices for Union Central Life remain at 1876 Waycross Road, Cincinnati, Ohio 45240.  We are engaged in the business of issuing life insurance and annuities, disability insurance, retirement plans and 401(k) plans throughout the United States.

Union Central Life is a wholly owned subsidiary of Ameritas Life Insurance Corp. ("Ameritas Life"), which is also a Nebraska stock life insurance company.  Ameritas Life is wholly owned by Ameritas Holding Company ("AHC"), a Nebraska stock insurance holding company.  AHC is wholly owned by UNIFI ® Mutual Holding Company ("UNIFI ®"), a Nebraska mutual insurance holding company.  "UNIFI ® Companies" is a marketing name for the subsidiaries of UNIFI ®.  The UNIFI ® Companies are a diversified family of financial services businesses.  For a complete list of the UNIFI ® Companies and their products and services, visit the UNIFI ® Companies' website at www.unificompanies.com.  Each UNIFI ® company is solely responsible for its own financial condition and contractual obligations.

OTHER INFORMATION

Registration statements have been filed with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, with respect to the Contracts described in this Statement of Additional Information ("Statement").  Not all information set forth in the registration statements is addressed in the prospectus or this Statement.  Information in the prospectus and this Statement is intended to be summaries.  For a complete description of the terms of the registration, refer to the documents we file with the SEC.  They may be accessed on the SEC's website (www.sec.gov, select "Filings," then type in "Carillon Account") or you may review and copy them (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-202-551-8090 for details and public hours.)  The Contracts, which were issued by Union Central Life, are no longer available for new sales.

SERVICES

Affiliates of Union Central Life provide administrative services to Union Central Life relating to policies offered by its separate accounts, including Carillon Account (the "Registrant").  For 2009 and 2010, these services were provided under the UNIFI ® companies' General Administrative Services Agreement dated January 1, 2006 (the "original Agreement").  Under the terms of the original Agreement, certain affiliates provided management, administrative, information technology, actuarial, and other services to Union Central Life.  On January 1, 2011, the original Agreement was replaced with an Amended and Restated General Administrative Services Agreement (the "current Agreement"), under which all administrative services relating to policies offered by the Union Central Life separate accounts are provided by Ameritas Life.  Therefore, after January 1, 2011, Ameritas Life is the only affiliated company that Union Central Life will pay for administrative services under the current Agreement.  Neither the original Agreement nor the current Agreement is an agreement of or an expense to the Registrant.  For the services provided to Union Central Life relating to the Registrant and its variable annuities under the terms of the Agreement, Union Central Life paid the following amounts to the listed affiliates in the last three years:

AFFILIATE: YEAR:	2009	2010	2011
Ameritas Life Insurance Corp.	$1,525,059	$1,134,073	$1,771,987
Acacia Life Insurance Company	$107,408	$49,713	$0

The Depositor entered into a Service Agreement dated May 1, 2010, with its affiliate, Summit Investment Advisors, Inc. ("Summit"), for purpose of Summit developing and providing ongoing evaluation and other services for the Asset Allocation Program available for the Policies.  For services Summit performed under this agreement for Carillon Account, in the year ended December 31, 2010, Union Central Life paid Summit $8,069 in the year ended December 31, 2010, and $10,422 in the year ended December 31, 2011.

Matters of state and federal law pertaining to the Policies have been reviewed by the UNIFI ® legal staff.

Carillon Account	2

DISTRIBUTION OF CONTRACTS

The Underwriter for the Contracts is Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510.  AIC also serves as the underwriter for other separate accounts and distributor for other variable annuity contracts and variable life insurance policies.  AIC is a majority-owned subsidiary of our parent, Ameritas Life.

Contracts were offered on a continuous basis through life insurance agents of Union Central Life who were also registered representatives of AIC or another broker-dealer member of the Financial Industry Regulatory Authority.

As principal underwriter of the Carillon Account, the following distribution fees were paid to Ameritas Investment Corp., by Union Central Life:

                Year        Amount

                2011       $1,620,429

                2010       $1,855,287

                2009       $2,497,165

CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts.  Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio.  We will calculate standardized average annual total return according to the standard methods prescribed by rules of the SEC.

We report average annual total return information via Internet and periodic printed reports.  Average annual total return quotations on our Internet website will be current as of the previous Business Day.  Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication.  Both standardized average annual total return quotations and non‑standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods.  If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non‑standardized total return quotations will show the investment performance the Subaccount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting.  Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non‑standardized total return are based on historical earnings and will fluctuate.  Any quotation of performance should not be considered a guarantee of future performance.  Factors affecting the performance of a Subaccount and its corresponding series fund portfolio include general market conditions, operating expenses and investment management.  An Owner's withdrawal value upon surrender of a Contract may be more or less than the premium invested in the Contract.

Standardized Performance Reporting

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the beginning of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period.  The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent.  Standardized average annual total return is annualized and reflects the deduction of the mortality and expense fee and administrative expense charge and the current annual Contract Fee.  The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period.  No deduction is made for premium taxes which may be assessed by certain states.

Carillon Account	3

Non-Standardized Performance Reporting

We may also advertise non‑standardized total return.  Non‑standardized total return may assume: (1) the Contract is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Contract's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description.  Non‑standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Contract.  For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

Yields

We may advertise the current annualized yield for a 30‑day period for a Subaccount.  The annualized yield of a Subaccount refers to the income generated by the Subaccount over a specified 30‑day period.  Because this yield is annualized, the yield generated by a Subaccount during the 30‑day period is assumed to be generated each 30‑day period.  The yield is computed by dividing the net investment income per Accumulation Unit earned during the period by the price per unit on the last day of the period, according to the following formula:

YIELD=2[(a - b +1)6 - 1]

cd

Where a=net investment income earned during the period by the portfolio company attributable to shares owned by the Subaccount, b=expenses accrued for the period (net of reimbursements), c=the average daily number of Accumulation Units outstanding during the period, and d=the maximum offering price per Accumulation Unit on the last day of the period.  The yield reflects the base Contract mortality and expense risk fee and administrative expense charge.  Net investment income will be determined according to rules established by the SEC.  The yield assumes an average Contract size of $30,000, so no Contract fee is currently applicable, and also assumes the Contract will continue (since the Contract is intended for long term investment) so does not reflect any withdrawal charge.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio.  The yield on amounts held in the Subaccount normally will fluctuate over time.  Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return.  A Subaccount's actual yield will be affected by the types and quality of securities held by the portfolio and the portfolio's operating expenses.

Any current yield quotations of the Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent.  We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven calendar day period.  The Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre‑existing Contract having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Contract deductions stated above, and dividing the net change in Contract value by the value of the Contract at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7).  The Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

The Money Market Subaccount's yield and effective yield will fluctuate daily.  Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses.  Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion.  The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information.  There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant.  It should be noted that neither a Contract owner's investment in the Money Market Subaccount nor that Subaccount's investment in the Money Market series fund portfolio is guaranteed or insured.  Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

Carillon Account	4

DETERMINATION OF ANNUITY PAYMENTS

The amount of the first Variable Annuity payment is calculated by applying the Accumulation Value (less any premium tax charge deducted at this time), measured as of a date not more than 10 business days prior to the Maturity Date, to the Annuity Tables in the Contract.  This is done separately for each amount to be used to provide an annuity reserved for in a different Subaccount.

The first Variable Annuity payment is divided by the appropriate Annuity Unit value (as of the same date that the amount of the first payment was determined) to determine the number of Annuity Units upon which later annuity payments will be based.  This number of Annuity Units will not change.  Variable Annuity payments after the first will be equal to the number of Annuity Units determined in this manner times the Annuity Unit value for each respective Subaccount calculated on a uniform basis not more than 10 business days before each annuity payment is due.

Annuity Unit Value - The value of an Annuity Unit in each Subaccount was initially set at $10.  Annuity Units of each Subaccount are valued separately and will vary with the investment experience of the particular Subaccount.

The value of the Annuity Unit for each Subaccount at the end of any valuation period is calculated by: (a) multiplying the prior Annuity Unit value by the Subaccount's Net Investment Factor for the period; and then (b) adjusting the result to compensate for the interest rate assumed in the annuity tables used to determine the dollar amount of the first Variable Annuity payment.  In this manner, the Annuity Unit values will most likely change (except when the investment performance exactly equals the assumed interest rate) for each annuity payment (although the number of Annuity Units will remain fixed) and therefore the amount of the Variable Annuity payments will most likely vary.

For administrative purposes, we may assign a Contract owner who elects a fixed annuity option for his or her Contract to our immediate fixed annuity contract.  If we do so, the owner will receive a guaranteed interest rate no lower than the rate provided by his or her Contract.

MISCELLANEOUS CONTRACT PROVISIONS

Delay of Payments

Union Central Life will pay all amounts due under the Contract within seven days, unless:

(1)     The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

(2)        An emergency exists as defined by the Securities and Exchange Commission;

(3)        Federal regulators require us to block a Contract under federal regulations related to anti-money laundering, anti-terrorism or homeland security efforts; or

(4)        The Securities and Exchange Commission permits delay for the protection of the security holders.

Participating

The VA II, VA II SA and Advantage VA III Contracts were issued on a participating basis, and as such are eligible to share in Union Central Life's profits and surplus to the extent determined by Union Central Life's Board of Directors in its sole discretion.  Union Central Life anticipates that such participation, if at all, will be small in amount and will occur only in later years of the Contracts.  The VA I is non-participating.

Misstatement and Proof of Age, Sex or Survival

Proof of age, sex, or survival of the Annuitant and any contingent Annuitant may be required prior to making annuity payments under any Annuity Option which depends on the continuation of life.  If any age or sex has been misstated, Union Central Life will pay the amounts which would have been provided at the correct age and sex.  After the annuity payments begin, Union Central Life will make up any underpayments in a lump sum with the next annuity payment.  Any overpayments will be deducted from future annuity payments until the overpayment is made up.

Carillon Account	5

Settlements

Union Central Life may require the return of the Contract prior to any settlement.  Due proof of the Annuitant's death must be received prior to settlement of a death claim.

Assignments

The Contract Owner may assign the Contract prior to the Maturity Date and during the Annuitant's lifetime, subject to the rights of any irrevocable Beneficiary, although the ability to assign certain Qualified Contracts may be restricted.  An assignment will not be binding until received in writing by Union Central Life, and Union Central Life will not be responsible for the validity of an assignment.  An assignment or pledge of the Contract may result in income tax liability to the owner.

No Beneficiary may assign benefits under the Contract until they are due, and to the extent permitted by law, payments are not subject to the debts of any Beneficiary or to any judicial process for payment of the Beneficiary's debts.

Modification

Union Central Life may not modify the Contract without the consent of the Contract Owner except to make the Contract meet the requirements of the Investment Company Act of 1940, or to make the Contract comply with any changes in the Internal Revenue Code or as required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

ASSET ALLOCATION PROGRAM

The Service

Ameritas Investment Corp. ("AIC"), our affiliate and a majority owned subsidiary of Ameritas Life, has developed several asset allocation models, each based on different profiles of an investor’s willingness to accept investment risk, that are provided exclusively through our Policies as the Asset Allocation Program (the "Program").  AIC periodically (typically annually) evaluates and updates the models.  In developing and periodically updating the models, AIC currently relies on the fund-specific model recommendations made by Summit Investment Advisors, Inc. ("Summit"), a registered investment advisor, which, like Ameritas Life, is wholly owned by AHC and ultimately by UNIFI ®.  AIC may change the firm it uses, or, as is currently the case, may use no independent firm when developing the models for the Program.

If you choose to subscribe to the Program, AIC will serve as your investment adviser solely for purposes of development of the Program models and periodic updates of the models.

If you choose to subscribe to the Program, AIC instructs us to allocate your initial premium (in the case of a new application) or accumulated value, as applicable, to the investment options according to the model you select, to similarly allocate subsequent premium, and to periodically automatically reallocate your accumulated value or premium payments.  Your Policy value will be rebalanced quarterly consistent with your selected model.

The Asset Allocation Program Models

Development of the Program models is a multi-step process.  First, we obtain research relating to models from an unaffiliated firm, then an optimization analysis is performed to determine the breakdown of asset classes.  Next, after the asset class exposures are known, Summit determines how available investment options can be used to implement the asset class level allocations.  Investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance.  Summit may also choose passively managed index investment options to optimize returns for a given risk profile.  Summit's philosophy on selecting active investment managers centers on choosing experienced managers that add value over time, using a consistent process, and staying on mandate across market cycles.  When selecting investment options, Summit looks for competitive fees, tenured fund management, and total returns that are competitive to their peers.  Summit avoids managers holding "off-mandate" exposures, or other significant portfolio concentrations that could lead to sharp performance deviations.  This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Carillon Account	6

Periodic Updates of the Models and Notices of Updates

Each model is evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model.  As a result, each model may change, and the investment options used within a model may change.

When your selected model is updated, AIC instructs us to automatically reallocate your accumulated value and any subsequent premium payments in accordance with any changes to the model you have selected.  This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent premium payments will be automatically reallocated among the investment options in your updated model (independently of the automatic quarterly rebalancing).  AIC requires that you give it discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent premium payments in accordance with the updated version of the model you have selected, if you wish to participate in the Program.

When AIC updates the models, we will send you written notice of the updated models at least 30 days in advance of the date the updated models are to be effective.  If you wish to accept the changes in your selected model, you will not need to take any action, as your Policy value and any subsequent premium will be automatically reallocated pursuant to the updated model.  If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the Program.

Risks

Although asset allocation models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility.  Investment performance of your accumulated value could be better or worse by participating in a Program model than if you had not participated.  A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes.  Model performance is dependent upon the performance of the component investment options (and their underlying portfolios).  The timing of your investment and the automatic quarterly rebalancing may affect performance.  Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

Periodic updating of the models can cause the underlying portfolios to incur transaction expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios.  These expenses can adversely affect performance of the pertinent portfolios and the models.

Potential Conflicts of Interest.  AIC and Summit may be subject to competing interests that have the potential to influence decision making with regard to the models.  In addition to its limited role as investment adviser under the Program, AIC is also compensated by us as principal underwriter for the Policies.  Also, Calvert Variable Portfolios, Inc. and Calvert Variable Series, Inc. (the "Calvert Funds"), which are part of the UNIFI ® Mutual Holding Company and therefore are affiliated with us, have portfolios offered through the Policy.  The Calvert Funds are advised by Calvert Investment Management , Inc. ("CIM"), an affiliate of ours, and certain of the Calvert Funds are subadvised by Summit, also an affiliate of ours.  CIM and Summit are compensated for administrative, advisory and subadvisory services they provide.  Calvert Fund portfolios may or may not be included in the models.  We may receive revenue sharing from other portfolios that are available as investment options or distribution fees.  AIC may have an incentive to use certain portfolios in the models that provide higher revenue sharing or advisory fees.  AIC may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions.  Summit analyzes all our model investment options and their underlying portfolios; it evaluates and recommends the selection of specific funds and periodic updates regarding portfolios in the models.  In developing these recommendations, Summit may consult with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves.  Neither AIC nor we dictate to Summit the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed).  Summit may have an incentive to recommend certain portfolios that have administrative, advisory or subadvisory services provided by CIM and Summit.  As a result of the competing interests the affiliated parties face in this Program, there is an increased potential risk of a conflict of interest in these arrangements.

AIC and we are under no obligation to continue the Program, or any asset allocation program, and have the right to terminate or change such services at any time.

Carillon Account	7

LICENSING AGREEMENT

The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P").  S&P makes no representation or warranty, express or implied, to the Owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P's only relationship to the Licensee ("Ameritas Life") is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to the Licensee or the product.  S&P has no obligation to take the needs of the Licensee or the Owners of the Policy into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the timing of the issuance or sale of the product or in the determination or calculation of the equation by which the Policy is to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

CUSTODY OF CARILLON ACCOUNT'S ASSETS

Title to the assets of Carillon Account is held by Union Central Life.  Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Subaccounts.

INDEPENDENT AUDITORS AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The balance sheets – statutory basis of The Union Central Life Insurance Company, a wholly owned subsidiary of Ameritas Life Insurance Corp., which is an indirect wholly owned subsidiary of UNIFI Mutual Holding Company, as of December 31, 2011 and 2010, and the related summary of operations and changes in capital and surplus – statutory basis and statements of cash flows – statutory basis for each of the three years in the period ended December 31, 2011 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and the statements of net assets of each of the subaccounts of Carillon Account as of December 31, 2011, and the related statements of operations for the period then ended, the statements of changes in net assets for each of the periods in the two years then ended and the financial highlights for each of the periods in the five years then ended, have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 1601 Dodge Street, Suite 3100, Omaha, NE 68102.

Carillon Account	8

FINANCIAL STATEMENTS

The following financial statements are incorporated by reference to this Registration Statement:

- Audited Statutory Financial Statements of Carillon Account for the year ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Audited Statutory Financial Statements of Ameritas Life Insurance Corp. for the three years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Audited Statutory Financial Statements of The Union Central Life Insurance Company for the three years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Audited Statutory Financial Statements of Acacia Life Insurance Company for the two years ended December 31, 2013 are incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

- Unaudited Pro Forma Financial Data of Ameritas Life Insurance Corp. as of December 31, 2013 is incorporated by reference to Carillon Account Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014.

PART C

OTHER INFORMATION

Item 24.  Financial statements and Exhibits

a) Financial Statements:

The financial statements of the subaccounts of Carillon Account, Ameritas Life Insurance Corp., The Union Central Life Insurance Company, and Acacia Life Insurance Company are incorporated by reference in Part B. They include:

Subaccounts of Carillon Account:
Report of Deloitte & Touche LLP, independent registered public accounting firm.
Statements of Net Assets as of December 31, 2013.
Statements of Operations for the periods ended December 31, 2013.
Statements of Changes in Net Assets for the periods ended December 31, 2013 and 2012.
Notes to Financial Statements for the periods ended December 31, 2013 and 2012.

Ameritas Life Insurance Corp.:
Report of Deloitte & Touche LLP, independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital and Surplus – Statutory Basis for each of the three years in the period ended December 31, 2013.
Statements of Cash Flows – Statutory Basis for each of the three years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013, 2012, and 2011.

The Union Central Life Insurance Company:
Report of Deloitte & Touche LLP, independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital and Surplus – Statutory Basis for each of the three years in the period ended December 31, 2013.
Statements of Cash Flows – Statutory Basis for each of the three years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013, 2012, and 2011.

Acacia Life Insurance Company:
Report of Deloitte & Touche LLP, independent auditors.
Balance Sheets – Statutory Basis as of December 31, 2013 and 2012.
Summary of Operations and Changes in Capital Surplus – Statutory Basis for each of the two years in the period ended December 31, 2013.
Statement of Cash Flows – Statutory Basis for each of the two years in the period ended December 31, 2013.
Notes to Financial Statements – Statutory Basis for the years ended December 31, 2013 and 2012.

Pro forma – Ameritas Life Insurance Corp. (reflecting the merger of The Union Central Life Insurance Company and Acacia Life Insurance Company into Ameritas Life Insurance Corp.)
Unaudited Pro Forma Balance Sheets – Statutory Basis as of December 31, 2013.
Unaudited Pro Forma Summary of Operations and Changes in Capital Surplus – Statutory Basis for the year ended December 31, 2013.

All schedules of Ameritas Life Insurance Corp. for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or have been disclosed in the Notes to the Statutory Basis Financial Statements and therefore have been omitted.

There are no financial statements included in Part A or Part C.

Item 24.  Financial Statements and Exhibits (continued)

b)  Exhibits

Exhibit Number		Description of Exhibit
(1)	(a)	Resolution of the Board of Directors of The Union Central Life Insurance Company establishing Carillon Account. [1]
	(b)	Resolution of Board of Directors of Ameritas Life Insurance Corp. authorizing the transfer of Carillon Account to Ameritas Life Insurance Corp. [2]
(2)		Custody Agreement. Not applicable.
(3)	(a)	Second Amended And Restated Principal Underwriting Agreement. [2]
	(b)	Form of Selling Agreement. [3]
(4)	(a)	Form of Variable Annuity Contract and Rider. [4,5]
	(b)	Form of Contract Endorsement (reflecting Ameritas Life Insurance Corp. as issuer.) [2]
(5)		Form of Application for Variable Annuity Contract. [5]
(6)	(a)	Amended and Restated Articles of Incorporation of Ameritas Life Insurance Corp. [6]
	(b)	Amended and Restated Bylaws of Ameritas Life Insurance Corp. [6]
(7)		Reinsurance Agreements. Not Applicable
(8)		Participation Agreements:
(a) The Alger Portfolios [7]
(b) American Century Investments [8]
(c) Calvert Variable Products, Inc. and Calvert Variable Series, Inc. [9]
(d) Columbia Funds Variable Series Trust 2 [7]
(e) DWS Variable Series I and II [10]
(f) Fidelity® Variable Insurance Products [10]
(g) Franklin Templeton Variable Insurance Products Trust [10]
(h) ALPS Variable Investors Trust [9]
(i) AIM (Invesco)Variable Insurance Funds [11]
(j) MFS® Variable Insurance Trust [8]
(k) MFS® Variable Insurance Trust II [2]
(l) Neuberger Berman Advisors Management Trust [12]
(m) Oppenheimer Variable Account Funds [12]
(n) PIMCO Variable Insurance Trust [13]
(o) T. Rowe Price Equity Series, Inc. [14]
(p) Third Avenue Variable Series Trust [14]
(q) Universal Institutional Funds, Inc. [15]
(r) Form of Participation Agreement Novation. [2]
General Administrative Services Agreement [16]
Amended and Restated General Administrative Services Agreement [17]
Service Agreement. [18]
Amended and Restated Asset Allocation Investment Advisory Agreement. [18]
Research Services Agreement. [19]
(9)		Opinion and Consent of Counsel. Exhibit 9, filed herein.
(10)		Consents of Independent Auditors and Independent Registered Public Accounting Firm. Exhibit 10, filed herein.
(11)		Omitted Financial Statements. Not applicable.
(12)		Initial Capital Agreements. Not applicable.
(13)		Powers of Attorney. Exhibit 13, filed herein.
(14)		Agreement and Plan of Merger between The Union Central Life Insurance Company and Ameritas Life Insurance Corp.[2]

Footnotes:

1         Incorporated by reference to Carillon Account Form N-4 Post-Effective Amendment No. 30 to Registration Statement No. 2-92146, filed February 27, 2008, EX-99.I.

2         Incorporated by reference to Ameritas Life Insurance Corp. Form N-4 initial Registration Statement for the Advantage VA III contract, filed July 1, 2014, EX-99.1(b), EX.99.3(a), EX-99.4(b), EX-99.8(k), EX-99.8(r) and EX-99.14.

3         Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 1 to Registration Statement No. 333-151913, filed April 9, 2009, EX-99.C.

4         Incorporated by reference to Carillon Account Form N-4 Post-Effective Amendment No. 25 to Registration Statement No. 2-92146, filed April 30, 2003, EX-99.

5         Incorporated by reference to Carillon Account (File No. 811-04063) Form N-4 initial Registration Statement for the VA II contract, filed November 7, 2003, EX-99.

6         Incorporated by reference to Post Effective Amendment No. 45 for Ameritas Variable Separate Account VA-2 (File No. 333-182090), filed on April 22, 2014 (EX-99(6)(A) and 6(B).

7         Incorporated by reference to Carillon Life Account Form N-6 Post-Effective Amendment No. 12 to Registration Statement No. 33-94858 filed May 1, 2003, EX-99.H.8 and H.6.

8         Incorporated by reference to Carillon Life Account Form S-6 Pre-Effective Amendment No. 1 to Registration No. 33-94858, filed November 30, 1995, EX-99.A.4(8) and A.4(9).

9         Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 13 for Registration No. 333-142483, filed April 18, 2011, EX-99.H.8a and H.8b.

10     Incorporated by reference to Carillon Life Account Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151914, filed November 12, 2008, EX-99.H.1, H.2, and H.3.

11     Incorporated by reference to Carillon Life Account Form S-6/A Pre-Effective Amendment No. 1 to Registration No. 333-36220, filed July 25, 2000, EX-99.6.

12     Incorporated by reference to Carillon Life Account Form N-6 Post Effective Amendment No. 14 to Registration No. 33-94858, filed April 26, 2005, EX-99.H.5 and H.6.

13     Incorporated by reference to Ameritas Life Insurance Corp. Separate Account LLVL Form N-6/A Pre-Effective Amendment No. 1 to Registration Statement No. 333-151912, filed November 12, 2008, EX-99.H.3.

14     Incorporated by reference to Ameritas Variable Separate Account V Form N-6 initial Registration Statement No. 333-151913, filed June 25, 2008, EX-99.H.5 and H.6.

15     Incorporated by reference to Carillon Life Account Form N-6 initial Registration Statement No. 333-151914, filed June 25, 2008, EX-99.H.2.

16     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 4 to Registration No. 333-142483, filed July 23, 2008, EX-99.H.8.C.

17     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post-Effective Amendment No. 14 to Registration Statement No. 333-142483, filed January 20, 2012, EX-99.H.

18     Incorporated by reference to Ameritas Variable Separate Account V Form N-6 Post-Effective Amendment No. 3 to Registration Statement No. 333-151913, filed February 25, 2011, EX-99.I.1 and EX-99.I.2.

19     Incorporated by reference to Ameritas Variable Separate Account VA-2 Form N-4 Post Effective Amendment No. 4 to Registration Statement No. 333-182090, filed August 16, 2013, EX-99.H.

Item 25.  Directors and Officers

Name and Principal	Position and Offices
Business Address*	With Depositor
JoAnn M. Martin	Director, Chair, President & Chief Executive Officer
James P. Abel	Director
J. Sidney Dinsdale	Director
James R. Krieger	Director
Tonn M. Ostergard	Director
Kim M. Robak	Director
Paul C. Schorr, IV	Director
William W. Lester	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker	Executive Vice President
Robert C. Barth	Senior Vice President, & Chief Financial Officer
Bret L. Benham	Senior Vice President, Retirement Plans
J. Thomas Burkhard	Senior Vice President, Chief Distribution Officer, Individual
Karen M. Gustin	Senior Vice President, Group Distribution
Cheryl L. Heilman	Senior Vice President, Individual Operations
Robert M. Jurgensmeier	Senior Vice President, Chief Actuary, Individual
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual
Bruce E. Mieth	Senior Vice President, Group Operations
James Mikus	Senior Vice President & Chief Investment Officer
Lisa A. Mullen	Senior Vice President, Individual Financial Operations
Robert-John H. Sands	Senior Vice President, General Counsel & Corporate Secretary
Janet L. Schmidt	Senior Vice President, Director of Human Resources
Steven J. Valerius	President, Individual Division
Kenneth L. VanCleave	President, Group Division
Paul G. Wesling	Senior Vice President, Individual DI Product Management
Linda A. Whitmire	Senior Vice President, Chief Actuary, Corporate
Richard A. Wiedenbeck	Senior Vice President & Chief Information Officer
Kelly J. Wieseler	Senior Vice President, Group Chief Actuary & Underwriting
Susan K. Wilkinson	Senior Vice President, Planning & Risk Management

* Principal business address: Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 26.  Organizations under common control with the depositor include:

Name of Corporation (state where organized)	Principal Business
Ameritas Mutual Holding Company (NE)	mutual insurance holding company
Ameritas Holding Company (NE)	stock insurance holding company
Ameritas Life Insurance Corp. (NE)	life/health insurance company
Calvert Investments Inc. (DE)	holding company
Calvert Investment Management, Inc. (DE)	asset management services
Calvert Investment Services, Inc. (DE)	shareholder services
Calvert Investment Administrative Services, Inc. (DE)	administrative services
Calvert Investment Distributors, Inc. (DE)	broker-dealer
Griffin Realty, LLC (VA)	real estate investment company
Ameritas Investment Corp. (NE)	securities broker dealer and investment adviser
Ameritas Life Insurance Corp. of New York (NY)	life insurance company
Ameritas Investment Partners, Inc. (NE)	investment adviser
Ameritas Mortgage Funding, Inc. (NE)	mortgage loan servicing

Subsidiaries are indicated by indentations.  Ownership is 100% by the parent company except as noted.

Item 27.  Number of Contract owners

As of April 15, 2014, there were 5,785 qualified contracts and 1,550 non-qualified contracts in the Separate Account.

Item 28.  Indemnification

Ameritas Life Insurance Corp.’s By-laws provide as follows:

"The Corporation shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding to the full extent authorized by the laws of Nebraska."

Section 21-20,103 of the Nebraska Business Corporation Act, in general, allows a corporation to indemnify any director, officer, employee or agent of the corporation against liability by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnification for such expenses which the Court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

a)    Ameritas Investment Corp. ("AIC") serves as the principal underwriter for the variable annuity contracts issued through Carillon Account, as well as Ameritas Variable Separate Account VA-2, Ameritas Variable Separate Account VA, Ameritas Life Insurance Corp. Separate Account LLVA and Ameritas Life of NY Separate Account VA, and for variable life insurance contracts issued through Carillon Life Account, Ameritas Variable Separate Account V, Ameritas Variable Separate Account VL, Ameritas Life Insurance Corp. Separate Account LLVL, and Ameritas Life of NY Separate Account VUL.

b)    The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

Name and Principal	Positions and Offices
Business Address	With Underwriter
William W. Lester*	Director & Chair
Salene Hitchcock-Gear*	Director, President & Chief Executive Officer
Robert C. Barth*	Director
Timmy L. Stonehocker*	Director
Billie B. Beavers**	Senior Vice President
Scott E. Fletcher *	Senior Vice President, AIC Capital Markets
Bruce D. Lefler**	Senior Vice President - Public Finance
Robert-John H. Sands*	Corporate Secretary

*	Principal business address: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.
**	Principal business address: Ameritas Investment Corp., 440 Regency Parkway Drive, Suite 222, Omaha, Nebraska 68114.

c)     Commissions Received by Each Principal Underwriter from the Registrant during the Registrant's Last Fiscal Year:

Name of Principal Underwriter (1)	Net Underwriting Discounts and Commissions (2)	Compensation on Redemption (3)	Brokerage Commissions (4)	Compensation (5)
Ameritas Investment Corp. ("AIC")	$1,573,831	$0	$0	$67,828

(2)+(4)+(5) = Gross variable annuity compensation received by AIC.

(2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.

(4) = Sales compensation received by AIC for retail sales.

(5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30.  Location of Accounts and Records

The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained at Ameritas Life Insurance Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31.  Management Services

There are no additional management services contracts that are not discussed in Part A or B of the registration statement.

Item 32.  Undertakings

Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

Ameritas Life Insurance Corp. represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, the Registrant, Carillon Account, certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lincoln, County of Lancaster, State of Nebraska effective this July 1, 2014, on this 1st day of July, 2014.

CARILLON ACCOUNT, Registrant

AMERITAS LIFE INSURANCE CORP., Depositor

By: JoAnn M. Martin [1]
Director, Chair

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated effective July 1, 2014, on July 1, 2014:

SIGNATURE	TITLE

JoAnn M. Martin [1]	Director, Chair, President & Chief Executive Officer
James P. Abel [1]	Director
J. Sidney Dinsdale [1]	Director
James R. Krieger [1]	Director
Tonn M. Ostergard [1]	Director
Kim M. Robak [1]	Director
Paul C. Schorr, IV [1]	Director
William W. Lester [1]	Executive Vice President & Corporate Treasurer
Timmy L. Stonehocker [1]	Executive Vice President
Robert C. Barth [1]	Senior Vice President & Chief Financial Officer
Robert-John H. Sands [1]	Senior Vice President & Corporate Secretary
Steven J. Valerius[1]	President, Individual Division

/s/ Robert G. Lange
Robert G. Lange	Vice President, General Counsel & Assistant Secretary, Individual

1  Signed by Robert G. Lange, under Power of Attorney effective as of July 1, 2014.

Exhibit Index

Exhibit

9	Opinion and Consent of Counsel

10	Consents of Independent Auditors and Independent Registered Public Accounting Firm

13	Powers of Attorney